22

05013113

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

Follow-Up Materials

REGISTRANT'S NAME African Bank Investments Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

DEC 08 2005

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34828 FISCAL YEAR 9-30-05

• *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 12/7/05

ARLS
9-30-05

AFRICAN
BANK

African Bank Investments Limited



Annual results

for the twelve months ended 30 September 2005

Profile

African Bank Investments Limited ("ABIL"), is a publicly quoted bank-controlling company listed on the JSE Limited.

ABIL's purpose is to provide our clients with unsecured credit that is affordable, responsible and convenient.

We do this by unlocking access to credit through risk innovation, growing successful initiatives to market dominance and driving down the cost of credit.

The main focus of the group is to underwrite unsecured credit risk through the provision of personal loans to the formally employed, emerging market. ABIL was founded on the development of this market, and has to date built a business of critical mass (1,4 million active loans) with a broad distribution base predicated on reliable credit scoring models and efficient collection methods.

ABIL acknowledges that the market in which it operates will inevitably enter new phases, fuelled by new competitive entrants, and therefore ABIL's early mover advantage will be challenged. ABIL believes that it will sustain its position of market leadership by providing the right choices to clients in respect of levels of service and competitive pricing as well as flexible and innovative product offerings.

In addition, ABIL recognises that the provision of credit has a delicate balance in terms of its impact on society. In the past, a large portion of our society has survived on a wage and cash-based existence without access to financial products and credit. ABIL believes that the responsible provision of credit allows people to:

- Harness and leverage today's ideas and energy, and to make repayments out of the future results of these actions;
- Manage short-term unpredictable and variable expenditures against steady income streams; and
- Make realistic lifestyle investments and improvements and repay these out of future income streams.

However, we also recognise that pushed too far, this can create a future burden of overindebtedness that outweighs the benefit and utility that the initial credit provides.

Key to our lending process is the assessment of an individual's credit worthiness and our capability to price our products for the cost of doing business (operating expenses) and the risk of doing business (bad debts) in order to earn a return on assets which, geared through an appropriate capital structure, will achieve our targeted returns on equity for the providers of capital to this business. Key to our sustainability is the balance between optimising the returns to shareholders and the need to improve access to and reduce the cost of credit for our clients. This we strive to do by being a leader in the continued development of the credit market, through improved price segmentation, product innovation and simplification, together with improved operating efficiency that enables the group to drive down the cost of credit and provide our clients with the best product for their needs.

Complementary to this, is our commitment to a set of transparent values and ethics in the pursuit of our objectives, which respects the rights of our clients and the choices they make when dealing with the organisation.

PRESS RELEASE

14 November 2005

ABIL headline earnings increase by 25%

Favourable market conditions and the early successes from various strategic initiatives enabled African Bank Investments Limited (ABIL) to deliver its operating performance over the last twelve months. Headline earnings per share increased 25% to 202.7 cents per share (2004: 161.6 cents). Return on assets improved from 11.6% to 13.0% and this, together with increased capital gearing from 2.7 to 3 times, increased the return on equity for the year from 31.3% to 39.4%. Final ordinary and special dividend was declared at 100 cents, taking total dividends for the year to 222 cents (2004: 145 cents). The major drivers of these results were strong sales, increased yields, flat bad debts and operating costs and improved capital management.

ABIL CEO Leon Kirkinis, says, "Following a period of consolidation and integration, the group has during the course of the current year moved towards a growth and innovation orientated focus." A range of growth initiatives were implemented during the year, ranging from the expansion of the group's footprint through the integration of African Bank and Credit Indemnity, to new branches and channels and additional products aimed at attracting new clients. As a result of these initiatives and buoyant demand, sales increased 22% to R5.4 billion, leading to a 22% increase in the lending books to R5.7 billion.

The most important achievement during the year was the rollout of an entire new pricing suite in August 2005, designed to more accurately price ABIL's products by risk segment, and thus benefiting clients with lower risk profiles. The cost of credit for the lower risk segments has been reduced substantially. In addition, the Group changed the way it applies administration fees, with a portion now charged monthly as a service fee, and from August 2005 began charging its credit life insurance premiums on a monthly basis, instead of upfront. All of this has had a positive effect on affordability for clients, leading to larger available loan sizes, without an unacceptable increase in risk.

Yields improved from 60,3% to 63,2% (mainly due to changes in the portfolio mix) and, combined with high sales, grew revenue by 10% to R3 383 million. The new pricing model had little impact on 2005 results, and is expected to be fully absorbed into the portfolio over the next 2 years, resulting in moderately reducing yields in 2006. Operating costs was R968 million for the year, an increase of 2% on the R946 million for 2004.

The bad debt charge as a percentage of interest income at 17.7% was lower than normal due to favourable market factors and is expected to revert to normalised levels of approximately 20% in 2006. The existing NPL-book reduced by R604 million over the last 12 months as a result of high write-offs and increased cash collections.

ABIL announced its R600 million broad-based black economic empowerment programme in May 2005. It recently issued a prospectus to invite participants to subscribe for shares in the programme. The offer will remain open until 30 November 2005. The results of the offer will be announced and participants notified in December 2005.

Leon Kirkinis concluded, "We are committed to our vision of unlocking access to credit through risk innovation and at the same time driving down the cost of credit for our clients. The 2005 financial year has been one in which some of the strategies towards achieving this vision have been put in place, and this is expected to gain momentum in 2006. At the same time the group is confident that it will achieve or exceed it's financial objectives for 2006.

Ends

Financial features

Headline earnings per share up 25%


Cents
250
200
150
100
50
0
128,4
104,4
140,3
161,6
202,7
01
02
03
04
05

Ordinary dividends per share up 33%


Cents
250
200
150
100
50
0
25
30
56
100
92
53
122
100
01
02
03
04
05
Ordinary dividends per share
Special dividends per share

Return on assets of 13%


%
16
14
12
10
8
6
4
2
0
13,9
8,9
10,6
11,6
13,0
01
02
03
04
05

Return on equity of 39%


%
45
40
35
30
25
20
15
10
5
0
31,6
23,2
25,9
31,3
39,4
01
02
03
04
05

Sales up 22%


R million
6 000
5 000
4 000
3 000
2 000
1 000
0
2 894
3 065
3 538
4 418
5 382
01
02
03
04
05

Bad debt-to-advances 9%


% of advances
12
10
8
6
4
2
0
10,6
8,2
9,5
9,1
02
03
04
05

Cost-to-advances 18%


% of advances
20
18
16
14
12
10
18,5
17,9
19,1
18,5
18,1
01
02
03
04
05

Contents

Profile	IFC
Financial features	1
Financial highlights	3
Operational features and performance against objectives	4
Overview	5
Group income statement	8
Group balance sheet	9
Group statement of changes in equity	10
Group cash flow statement	11
Business unit profitability analysis	12
Statement of average balances	13
Return on assets and return on equity model	14
Sales	16
Advances	20
Portfolio underwriting margin	22
Charge for bad and doubtful advances	23
Operating efficiency	24
Asset quality	25
Capital adequacy	29
Share option schemes, long-term incentive plans and impact on ABIL's results	31
Regulation	35
Accounting policies	36
Dividend declaration	37
Presentation slides	38
Shareholder information	60
Financial definitions	62
Members of the ABIL board, company information and registered address	IBC

Financial highlights

AFRICAN BANK

		% change	Reviewed 12 months ended 30 Sept 2005	Audited 12 months ended 30 Sept 2004
Key shareholder ratios				
Headline earnings	R million	25	**954**	762
Headline earnings per share	cents	25	**202,7**	161,6
Fully diluted headline earnings per share	cents	30	**201,9**	155,7
Attributable earnings	R million	24	**941**	756
Attributable earnings per share	cents	25	**200,0**	160,3
Fully diluted attributable earnings per share	cents	29	**199,2**	154,5
Number of shares in issue (net of treasury shares)	million	5	**495,1**	472,3
Weighted number of shares in issue	million		**470,6**	471,6
Fully diluted number of shares in issue	million	(3)	**472,4**	489,4
Economic profit (headline earnings less charge for cost of equity)	R million	50	**597**	397
Net asset value per ordinary share	cents	(20)	**446,6**	559,0
Declared dividends per ordinary share				
Interim – paid	cents	49	**52**	35
Final – declared	cents	23	**70**	57
Total ordinary dividends	cents	33	**122**	92
Special dividends – paid	cents		**70**	0
– declared	cents		**30**	53
Total special dividends	cents	89	**100**	53
Total ordinary and special dividends	cents	53	**222**	145
Dividend cover (ordinary dividends vs attributable earnings)	times		**1,6**	1,7
Performance ratios (per RoE model)				
Gross income yield on average advances	%		**63,2**	60,3
Bad debt expense to average advances	%		**9,1**	9,5
Bad debt expense to interest income	%		**17,7**	19,4
Cost-to-income	%		**28,6**	30,8
Cost-to-advances	%		**18,1**	18,5
All-in tax rate	%		**40,9**	42,4
Return on assets	%		**13,0**	11,6
Return on equity	%		**39,4**	31,3
Asset and credit quality ratios				
Gross advances	R million	4	**6 399**	6 129
Average gross interest-bearing advances	R million	5	**5 357**	5 101
Total NPLs	R million	(27)	**1 642**	2 246
Total impairment provisions (including insurance reserves)	R million	(33)	**1 117**	1 657
NPLs to gross advances	%		**25,7**	36,6
Total impairment provisions as a % of gross advances	%		**17,5**	27,0
NPL coverage	%		**68,0**	73,8
Bad debt write-offs to average gross advances	%		**19,8**	13,5
Capital ratios				
ABIL group capital adequacy	%		**37,4**	40,4
African Bank capital adequacy	%		**34,3**	34,7
Cost of funds				
Average cost of funds	%		**12,2**	12,7

Operational features

- Sales of R5,4 billion (2004: R4,4 billion), resulting in a 22% increase in the lending books to R5,7 billion (2004: R4,7 billion). Majority of sales increases arising from distribution and product expansion.
- Continued positive change in product mix lifts total margins and revenues.
- Bad debt charges flat at R488 million (2004: R484 million), but down as a percentage of average advances to 9,1% (2004: 9,5%).
- Lower interest rates and reduced fees implemented for the majority of clients.
- Non-performing loans declined by R604 million to R1 642 million, after substantial write-offs of R1 219 million (2004: R845 million) and continued success in cash collections.
- Funding costs reduced to 12,2% (2004: 12,7%) due to improved credit perceptions and a ratings upgrade.
- Share option scheme discontinued and wound down, and a new cash-settled, share appreciation based, long-term incentive plan (LTIP) introduced, with awards being based on exceeding economic profit targets.
- Operating expenditure, including the effect of converting to LTIPs for the first time, up 2% at R968 million (2004: R946 million).

Update on 2005 objectives

Objective	Target for 2005	Achievement	Comments
RoE	30%	39,4%	Increased gearing of ordinary shareholder equity due to R500 million raised in preference shares with resulting 70 cents special dividend, and higher RoA
RoA	10%	13,0%	Higher revenues, with flat bad debts and operating costs
Capital adequacy maintained as per capital model	27,9%	28,6%	Surplus capital reduced through special dividends
Sales	10% – 20%	22%	Improved distribution and new products
Lending book growth	10% – 15%	22%	Increased sales and acquisition of Teba Credit book
Ordinary dividend cover	1,5 – 2,0 times	1,6 times	Based on higher RoE achieved
Cost-to-advances	17% by end of 2006	18,1%	Impacted by new LTIP charge. On track for 2006

Overview

A buoyant consumer market, low inflation and improved real disposable income of the clients in our market segment, coupled with the early fruits of various of ABIL's strategic initiatives, created the favourable conditions for the group to deliver its operating performance over the last twelve months. Headline earnings per share increased 25% to 202,7 cents per share (2004: 161,6 cents). Return on assets improved from 11,6% to 13,0% and this together with increased capital gearing from 2,7 to three times, increased the return on equity for the year from 31,3% to 39,4%.

ABIL has been increasing its focus on using the growth in economic profit as a primary measure of performance, including the determination of the group's short-term and long-term incentive pools. Economic profit is calculated by ABIL in a simplified formula: *Headline earnings – cost of equity.* The growth in the economic profit measure reflects the efficiency of earnings by combining the growth in reported earnings, with changes in the equity of the business. ABIL estimates that its cost of equity for the 2005 financial year was 14,5% (2004: 15,0%) and hence the economic profit for the year was R597 million, a growth of 50% against the R397 million for 2004.

Following a period of consolidation and integration, the group has, during the course of the current year, moved towards a growth and innovation orientated focus. The overall objective of this has been to entrench ABIL's market leadership position through the expansion of the group's presence in the unsecured credit market and achieving cost and capital efficiencies in order to drive down the cost of credit to our clients. The strategic initiatives that have followed these objectives have been:

- The rollout of an entire new pricing suite in August 2005, designed to more accurately price our products by risk segment, benefiting clients with lower risk profiles. The cost of credit for the lower risk segments has been reduced substantially. From August 2005, the group began charging its credit life insurance premiums on a monthly basis, instead of upfront and split administration fees into an upfront portion to recover origination costs, and a monthly servicing fee. All of this has had a positive effect on affordability for clients, leading to larger available loan sizes, without an unacceptable increase in risk. (Refer to page 18 for a detailed discussion on the new pricing suite).
- The expansion of the group's footprint through the integration of African Bank and Credit Indemnity, new branches and channels as well as additional products aimed at attracting new clients. (Refer page 17).
- Control over operating costs, through integration, improved business processes and exiting non-core activities and businesses. Together with increased volumes, this has resulted in reduced costs per loan. (Refer page 24).
- Improved capital management has resulted in a steady lift in the gearing ratios, as well as improved credit ratings. (Refer page 29).

Operational performance

The major drivers of the results for the twelve months to 30 September 2005 were:

- **Sales** – Turnover increased by 22% over the prior period, leading to growth of 22% in the lending books. (Refer page 16).
- **Yields** – The total yield on advances improved from 60,3% to 63,2%. This was due to continued changes in the mix of the portfolio towards retail debit order loans as a result of higher sales, as well as significant write-offs and collections of low-yielding, non-performing loans, particularly in the pay down books. (Refer page 22).
- **Bad debts** – The charge for bad debts was flat at R488 million (2004: R484 million). However, due to the growth in the underlying advances portfolios and increased yields respectively, this translated into improving ratios of 9,1% of average interest-bearing advances (2004: 9,5%) and 17,7% of interest income (2004: 19,4%). Whilst credit vintages have increased due to the group's increased risk appetite, improved collections from the NPL and written-off portfolios, have countered the effect of this. The continued heavy write-off of NPLs together with associated impairment provisions has resulted in an improved quality of assets remaining on the balance sheet and a steadily lower residual value of NPLs. (Refer page 23).
- **Operating costs** – Expenditure was R968 million for the year, an increase of 2% on the R946 million for 2004. The 2005 expenditure, however, includes a new R51 million charge for LTIPs that resulted from the conversion of existing options in August 2005, and which was previously charged directly to equity, as well as an additional R7 million charge for the impairment of goodwill. Excluding these items, operating costs were R910 million, a reduction of R36 million on 2004. The cost-to-advances (including LTIPs and goodwill) ratio declined to 18,1% from 18,5% for 2004, as a result of significant sales. (Refer page 24 and 32).

The above drivers combined to produce a 22% increase in profit before tax from R1 310 million to R1 592 million.

- **Taxation** – The total taxation charge as a percentage of net income before taxation reduced from 42,4% to 40,9%. In addition to the standard corporate tax rate of 29%, the group paid R140 million in STC on dividends and R50 million in indirect taxes.

Divisional performance

African Bank, Miners Credit, the Standard Bank JV and Commercial Vehicle Finance all delivered strong profit growth. Credit Indemnity's profit was steady, primarily as a result of the integration of its business with that of African Bank and an increased focus to sell African Bank's products through its branches, the income for which was included in the African Bank business unit.

ABIL announced in September 2005 that Miners Credit had purchased the remaining 50% of the shares in Teba Credit, its joint venture with Teba Bank Limited, resulting in the dissolution of the joint venture. This transaction has boosted Miners Credit's presence in the provision of credit to employees in the mining industry. This set of results does not include any profits from the acquisition, as the effective date of the acquisition was 30 September 2005. ABIL also agreed to sell the Commercial Vehicle Finance business, however, since the necessary regulatory approvals have not yet been received, the sale had not been implemented as at 30 September 2005. It is anticipated that the transaction will be finalised during the first quarter of the 2006 financial year. The net effect of the above two transactions is expected to be slightly positive for future financial results.

Business unit analysis of headline earnings

R million	% growth	Reviewed 12 months to 30 Sept 2005	Audited 12 months to 30 Sept 2004
Continuing businesses	**22**	**1 112**	**914**
African Bank	22	**743**	608
Credit Indemnity	3	**156**	151
Miners Credit	34	**107**	80
Standard Bank JV	37	**71**	52
Commercial Vehicle Finance	52	**35**	23
Discontinued businesses	**40**	**(25)**	**(42)**
Gilt Edged Management Services	14	**(18)**	(21)
African Contractor Finance	50	**(4)**	(8)
ABCommerce	73	**(3)**	(11)
Other	100	**0**	(2)
Group and Consol	170	**7**	(10)
STC	(40)	**(140)**	(100)
Total	**25**	**954**	**762**

Black equity ownership programme

ABIL announced its R600 million broad-based black economic empowerment programme with its interim results in May 2005. The objective of this programme is to create a vehicle that facilitates the accumulation of an unencumbered equity position in excess of 10% in ABIL by a broad base of black people over the next 10 years.

Shareholders approved the issue of 20 million ABIL shares to Eyomhlaba Investment Holdings Limited ("Eyomhlaba"), the special purpose vehicle created to facilitate the programme in August 2005. Eyomhlaba acquired an additional 5,4 million ABIL shares in the open market prior to 30 September 2005. It issued a prospectus to invite participants to subscribe for shares in the programme. The offer opened on 24 October 2005 and will remain open until 30 November 2005. The results of the offer will be announced and participants notified in December 2005.

Capital and dividends

The ABIL board declared a final ordinary dividend of 70 cents per share. This ordinary dividend is covered 1,6 times by attributable earnings. The group also declared a special dividend of 30 cents (in line with its communicated strategy of paying back capital released from the pay down books) and a preference share dividend of 361 cents.

Looking ahead

The group is committed to its vision of unlocking access to credit through risk innovation and at the same time driving down the cost of credit for its clients. This will be achieved by extracting cost benefits through the growth of its critical mass businesses to market dominance. The 2005 financial year has been one in which some of the strategies towards achieving this vision have been put in place.

The 2006 financial year will see a continuation of this process with particular emphasis on the following:

- Using the risk-based pricing model to test the relationship between price, volume and risk inherent in our business model. The group believes that it can responsibly grow credit extension by implementing appropriate changes in pricing and measuring the rate at which incremental volume (and therefore cost) benefits exceed incremental risk increases. In addition, the continued reduction in price cross-subsidisation should further entrench the group's market leadership.
- Expanding the distribution network and innovating new products, notably the credit card initiative.
- Being ready to adopt the National Credit Bill ahead of its implementation, in order to minimise business and client disruption.

The group believes that it is capable of achieving these objectives and building a strong and sustainable business into the long-term.

For the 2006 financial year and beyond, the group has the following financial objectives:

Objective	Target for 2006
Sales growth	15% – 20%
Lending book growth	10% – 15%
Ordinary dividend cover	1,5 – 2,0 times
Cost-to-advances	17%
Bad debt-to-interest income	20%

Objective	Medium-term target
Economic profit growth	Consumer price inflation (CPI) plus 15%
RoE	30%
RoA	10%
Capital adequacy optimised	Minimise surplus capital as per capital model

ABIL is confident that it will achieve all of its stated financial objectives, and more importantly continue to create shareholder value by growing its economic profit in excess of its medium-term target of CPI plus 15% for 2006.

Group income statement

FOR THE 12 MONTHS ENDED 30 SEPTEMBER 2005

R million	Reviewed 12 months ended 30 Sept 2005	% change	Audited 12 months ended 30 Sept 2004
Revenue			
Interest income on advances	**2 752**	11	2 490
Net assurance income	**357**	23	291
Non-interest income	**274**	(7)	294
Total revenue	**3 383**	10	3 075
Charge for bad and doubtful advances	**(488)**	(1)	(484)
Risk-adjusted revenue	**2 895**	12	2 591
Other interest income	**156**	32	118
Interest expense	**(492)**	(9)	(453)
Operating costs	**(968)**	(2)	(946)
Net income from operations	**1 591**	21	1 310
Share of associate company's income	**1**		0
Net income before taxation	**1 592**	22	1 310
Indirect taxation: VAT and RSC	**(50)**	28	(69)
Direct taxation: STC	**(140)**	(40)	(100)
SA Normal	**(461)**	(19)	(386)
Net income after taxation	**941**	25	755
Minority interest	**0**	(100)	1
Attributable earnings	**941**	24	756
Reconciliation of headline earnings and per share statistics			
Attributable earnings	**941**	24	756
Adjusted for:			
Goodwill impaired	**14**		7
Other capital items	**(1)**		(1)
Headline earnings	**954**	25	762
Number of shares in issue (net of treasury) (million)	**495,1**		472,3
Weighted number of shares in issue (million)	**470,6**		471,6
Fully diluted number of shares in issue (million)	**472,4**		489,4
Headline earnings per share (cents)	**202,7**	25	161,6
Attributable earnings per share (cents)	**200,0**	25	160,3
Fully diluted headline earnings per share (cents)	**201,9**	30	155,7
Fully diluted attributable earnings per share (cents)	**199,2**	29	154,5
Declared dividends per ordinary share (cents)			
Interim – paid (cents)	**52,0**		35,0
Final – declared (cents)	**70,0**		57,0
Total ordinary dividends (cents)	**122,0**	33	92,0
Special dividend – paid (cents)	**70,0**		0,0
Special dividend – declared (cents)	**30,0**	(43)	53,0
Total ordinary and special dividends (cents)	**222,0**	53	145,0

Group balance sheet

AS AT 30 SEPTEMBER 2005

R million	Reviewed 30 Sept 2005	% change	Audited 30 Sept 2004
Assets			
Fixed assets	**112**	(20)	140
Investment in associate	**11**	10	10
Policyholders' investments	**63**	29	49
Goodwill	**0**	(100)	14
Deferred tax asset	**46**	28	36
Net advances	**5 282**	18	4 472
Gross advances	**6 399**	4	6 129
Impairment provisions	**(1 117)**	(33)	(1 657)
Other assets	**63**	(64)	174
Taxation	**21**	250	6
Statutory assets – bank and insurance	**517**	6	490
Short-term deposits and cash	**1 147**	(41)	1 944
Total assets	**7 262**	(1)	7 335
Liabilities and equity			
Life fund reserve	**95**	20	79
Subordinated debentures*	**197**	2	193
Long-term loans and bonds	**3 245**	(8)	3 524
Short-term money market funding	**644**	18	544
Other liabilities	**300**	92	156
Deferred tax liability	**0**	(100)	12
Taxation	**77**	(58)	183
Bank overdraft	**0**	(100)	4
Total liabilities	**4 558**	(3)	4 695
Ordinary shareholders' equity	**2 211**	(16)	2 640
Preference shareholders' equity	**483**		0
Minority shareholders' interest	**10**		0
Total equity (capital and reserves)	**2 704**	2	2 640
Total liabilities and equity	**7 262**	(1)	7 335

** Disclosed as secondary capital in 2004*

Group statement of changes in equity

FOR THE 12 MONTHS ENDED 30 SEPTEMBER 2005

R million	Share capital	Distri-butable reserves	Treasury shares	Preference share capital and premium	Total
Balance at 30 September 2003 (audited)	12	2 925	(149)		2 788
Dividends paid		(788)			(788)
Cancellation of treasury shares held by subsidiary	(1)	(124)	125		0
CGT on cancellation of treasury shares		(14)			(14)
Shares purchased into the ABIL Employee Share Trust less shares issued to employees (cost)			(31)		(31)
Loss incurred on group employees acquiring ABIL Share Trust shares		(71)			(71)
Attributable earnings		756			756
Balance at 30 September 2004 (audited)	11	2 684	(55)		2 640
Issue of shares	**1**			**500**	**501**
Share issue expenses				**(17)**	**(17)**
Dividends paid		**(1 107)**		**(8)**	**(1 115)**
Shares purchased into the ABIL Employee Share Trust less shares issued to employees (cost)			**13**		**13**
Loss incurred on group employees acquiring ABIL Share Trust shares less dividends received		**(248)**			**(248)**
Treasury shares acquired by subsidiary less dividends received		**2**	**(23)**		**(21)**
Attributable earnings		**933**		**8**	**941**
Balance at 30 September 2005 (reviewed)	**12**	**2 264**	**(65)**	**483**	**2 694**

Notes	Number million	Average price (Rand)	Total R million
Shares purchased into the ABIL Employee Share Trust less shares issued to employees	2,9	n/a	13
Shares purchased into the ABIL Employee Share Trust at cost	(23,6)	18,74	(443)
Shares issued to employees out of the ABIL Employee Share Trust on a FIFO basis	26,5	17,21	456
Loss incurred on group employees acquiring ABIL share trust shares less dividends received	n/a	(9,62)	(248)
Shares issued to employees out of the ABIL Employee Share Trust on a FIFO basis	(26,5)	(17,21)	(456)
Average cost to employees to acquire these shares (ie the average option price)	26,5	7,59	201
ABIL dividends received in the ABIL Employee Share Trust	n/a	n/a	7

Treasury shares		30 Sept 2005	30 Sept 2004
Treasury shares at cost	R million	65	55
Number of shares held	million	3,3	4,8
Average cost per share	cents	1 976	1 134

		Number of shares in issue	Weighted number of shares in issue	Diluted number of shares in issue
Number of shares in issue	million	477,2	477,2	477,2
Shares issued during the course of the year	million	21,2	1,1	1,1
Treasury shares on hand	million	(3,3)	(7,7)	(7,7)
Dilution as a result of outstanding options	million			1,8
Total	million	495,1	470,6	472,4

Group cash flow statement

FOR THE 12 MONTHS ENDED 30 SEPTEMBER 2005

R million	Reviewed 12 months ended 30 Sept 2005	Audited 12 months ended 30 Sept 2004
Cash generated from operations	**2 327**	1 973
Increase in gross advances	**(1 312)**	(662)
Decrease/(increase) in working capital	**274**	(89)
Normal and indirect taxation paid	**(800)**	(445)
Ordinary shareholders' payments and transactions	**(1 127)**	(802)
Preference shareholders' payments and transactions	**475**	0
Cash outflow from ABIL Employee Share Trust transactions*	**(235)**	(102)
Cash (outflow)/inflow from investing activities	**(208)**	16
Cash (outflow)/inflow from financing activities	**(175)**	936
(Decrease)/increase in cash and cash equivalents	**(781)**	825
Cash and cash equivalents at the beginning of the year	**2 171**	1 346
Cash and cash equivalents at the end of the year	**1 390**	2 171
Made up as follows:		
Short-term deposits and cash	**1 147**	1 944
Bank overdraft	**0**	(4)
Statutory cash reserves – insurance	**243**	231
	1 390	2 171

** Cash outflow as a result of ABIL Employee Share Trust transactions was previously disclosed under ordinary shareholders' payments and transactions.*

Cash reserves

In addition to the R517 million in statutory and prudential cash reserves (liquid and insurance prudential investments), the group had available cash reserves of R1 147 million as at 30 September 2005. This is substantially lower than the R1 944 million at the end of 2004, due to:

- Higher advances growth – R1 312 million of cash utilised during 2005, against R662 million in 2004; and
- Ordinary and special dividends and other related shareholder payments during the year of R1 127 million, against R802 million in 2004.

Business unit profitability analysis

	Average gross interest-bearing advances	Total revenue		Bad debt charge		Operating expenditure			Headline earnings
	R million	R million	% of advances	R million	% of advances	R million	% of advances	Cost to income %	R million
12 months ended 30 September 2005									
Continuing businesses	**5 313**	**3 411**	**64,2**	**491**	**9,2**	**944**	**17,8**	**27,7**	**1 112**
African Bank	**3 882**	**2 341**	**60,3**	**316**	**8,1**	**648**	**16,7**	**27,7**	**743**
Credit Indemnity	**443**	**477**	**107,7**	**77**	**17,4**	**153**	**34,5**	**32,1**	**156**
Miners Credit	**459**	**322**	**70,2**	**70**	**15,3**	**86**	**18,7**	**26,7**	**107**
Standard Bank JV	**300**	**197**	**65,7**	**27**	**9,0**	**48**	**16,0**	**24,4**	**71**
Commercial Vehicle Finance	**229**	**74**	**32,3**	**1**	**0,4**	**9**	**3,9**	**12,2**	**35**
Discontinued businesses	**44**	**(28)**	**(63,6)**	**(3)**	**(6,8)**	**9**	**20,5**	**(32,1)**	**(25)**
Group and Consol						**15**			**7**
STC									**(140)**
Total	**5 357**	**3 383**	**63,2**	**488**	**9,1**	**968**	**18,1**	**28,6**	**954**
12 months ended 30 September 2004									
Continuing businesses	4 865	3 043	62,5	431	8,9	906	18,6	29,8	914
African Bank	3 759	2 085	55,5	280	7,5	612	16,3	29,3	608
Credit Indemnity	375	486	129,6	95	25,4	156	41,5	32,0	151
Miners Credit	356	274	77,0	40	11,3	92	25,9	33,7	80
Standard Bank JV	227	147	64,6	16	7,1	37	16,3	25,3	52
Commercial Vehicle Finance	147	51	34,8	(1)	(0,6)	9	6,1	18,3	23
Discontinued businesses	236	31	13,1	53	22,3	23	9,8	75,1	(42)
Group and Consol		1				16			(10)
STC									(100)
Total	**5 101**	**3 075**	**60,3**	**484**	**9,5**	**946**	**18,5**	**30,8**	**762**

Statement of average balances

R million	Closing balance	Average balance	Income/ expense	Rate %
30 September 2005				
Gross interest-bearing advances	**5 871**	**5 357**	**2 752**	**51,4**
Interest-earning cash and other assets	**1 576**	**2 045**	**156**	**7,6**
Total interest-earning assets	**7 447**	**7 402**		
Gross non-interest-bearing advances	**528**	**802**		
Non-interest-bearing Reserve Bank funds	**88**	**87**		
Impairment provisions	**(979)**	**(1 201)**		
Insurance reserves	**(138)**	**(132)**		
Other assets	**316**	**330**		
Total assets	**7 262**	**7 288**		
Total interest-bearing liabilities	**4 086**	**4 020**	**492**	**12,2**
Life fund reserves	**95**	**87**		
Other liabilities	**377**	**489**		
Deferred tax	**0**	**5**		
Total liabilities	**4 558**	**4 601**		
Ordinary shareholders' equity	**2 211**	**2 404**		
Preference shareholders' equity	**483**	**282**		
Minority shareholders' interest	**10**	**1**		
Total liabilities and equity	**7 262**	**7 288**		
30 September 2004				
Gross interest-bearing advances	5 100	5 101	2 490	48,8
Interest-earning cash and other assets	2 351	1 506	118	7,8
Total interest-earning assets	7 451	6 607		
Gross non-interest-bearing advances	1 029	1 153		
Non-interest-bearing Reserve Bank funds	83	84		
Impairment provisions	(1 545)	(1 670)		
Insurance reserves	(112)	(102)		
Other assets	429	470		
Total assets	7 335	6 542		
Total interest-bearing liabilities	4 261	3 555	453	12,7
Life fund reserves	79	85		
Other liabilities	343	457		
Deferred tax	12	11		
Total liabilities	4 695	4 108		
Ordinary shareholders' equity	2 640	2 431		
Preference shareholders' equity	0	0		
Minority shareholders' interest	0	3		
Total liabilities and equity	7 335	6 542		

Return on assets and return on equity model

R million	12 months ended 30 September 2005	12 months ended 30 September 2004	12 months ended 30 September 2003
Interest income on advances	**2 752**	2 490	2 296
Net assurance income	**357**	291	247
Non-interest income	**274**	294	323
Total income	**3 383**	**3 075**	**2 866**
Charge for credit losses	**(488)**	(484)	(445)
Risk-adjusted income	**2 895**	**2 591**	**2 421**
Operating expenses	**(968)**	(946)	(1 036)
Net financing costs	**(336)**	(335)	(321)
Associate income	**1**	0	2
Net income before taxation	**1 592**	**1 310**	**1 066**
Taxation (including indirect taxation)	**(651)**	(555)	(399)
Net income after taxation	**941**	**755**	**667**
Minorities and non-headline	**13**	7	14
Headline earnings	**954**	**762**	**681**
Preference dividends	**(8)**	0	0
Adjusted headline earnings	**946**	**762**	**681**
Average gross interest-bearing advances	**5 357**	**5 101**	**5 415**
Average total assets	**7 288**	**6 542**	**6 444**
Average ordinary shareholders' equity	**2 404**	**2 431**	**2 628**

The advances denominator represents the average gross interest-bearing advances.

	12 months ended 30 September 2005	12 months ended 30 September 2004	12 months ended 30 September 2003
Interest/Advances	51,4%	48,8%	42,4%
Assurance/Advances	6,7%	5,7%	4,6%
Other income/Advances	5,1%	5,8%	6,0%
Total income yield	*equals* 63,2%	*equals* 60,3%	*equals* 52,9%
Bad debts/Interest income	17,7%	19,4%	19,4%
Cost/Income	28,6%	30,8%	36,2%
Bad debts/Advances	*less* (9,1%)	*less* (9,5%)	*less* (8,2%)
Risk-adjusted yield	*equals* 54,0%	*equals* 50,8%	*equals* 44,7%
Opex/Advances	*less* (18,1%)	*less* (18,5%)	*less* (19,1%)
Financing costs/Advances	(6,3%)	(6,6%)	(5,9%)
Associate/Advances	0,0%	0,0%	0,0%
Operating margin	*equals* 29,7%	*equals* 25,7%	*equals* 19,7%
All-in tax rate	*less* 40,9%	*less* 42,4%	*less* 37,4%
	equals 17,6%	*equals* 14,8%	*equals* 12,3%
Minorities, non-headline and preferential dividend	*plus* 0,1%	*plus* 0,1%	*plus* 0,3%
	equals 17,7%	*equals* 14,9%	*equals* 12,6%
Advances/Total assets	*multiply* 73,5%	*multiply* 78,0%	*multiply* 84,0%
Return on assets (RoA)	*equals* 13,0%	*equals* 11,6%	*equals* 10,6%
Gearing	*multiply* 3,0	*multiply* 2,7	*multiply* 2,5
Return on equity (RoE)	*equals* 39,4%	*equals* 31,3%	*equals* 25,9%

Sales

	% change 2005 vs 2004	Sales value (R million)									
		2005					2004				
		Total	3 mths Sept 05	3 mths Jun 05	3 mths Mar 05	3 mths Dec 04	Total	3 mths Sept 04	3 mths Jun 04	3 mths Mar 04	3 mths Dec 03
African Bank – retail debit order	39	**2 991**	**848**	**828**	**596**	**719**	2 155	577	514	494	571
– payroll	(11)	**240**	**59**	**57**	**57**	**67**	270	59	64	66	81
Credit Indemnity	7	**979**	**240**	**258**	**230**	**251**	910	228	218	209	255
Miners Credit	7	**639**	**149**	**147**	**153**	**189**	595	148	148	131	169
Standard Bank JV	5	**365**	**97**	**100**	**75**	**93**	349	95	89	84	81
Commercial Vehicle Finance	27	**176**	**45**	**41**	**42**	**47**	138	44	38	29	26
Total	22	**5 390**	**1 439**	**1 432**	**1 153**	**1 366**	4 418	1 151	1 070	1 013	1 183

	% change 2005 vs 2004	Number of loans (000)									
		2005					2004				
		Total	3 mths Sept 05	3 mths Jun 05	3 mths Mar 05	3 mths Dec 04	Total	3 mths Sept 04	3 mths Jun 04	3 mths Mar 04	3 mths Dec 03
African Bank – retail debit order	25	**430**	**118**	**120**	**87**	**105**	344	89	81	79	95
– payroll	(14)	**23**	**6**	**6**	**5**	**6**	26	6	6	6	8
Credit Indemnity	(13)	**509**	**116**	**130**	**119**	**144**	583	142	131	140	170
Miners Credit	(20)	**282**	**61**	**63**	**71**	**88**	352	81	89	78	104
Standard Bank JV	1	**78**	**20**	**22**	**16**	**20**	77	21	20	19	18
Total	(4)	**1 323**	**321**	**340**	**299**	**364**	1 384	339	327	322	396

	% change 2005 vs 2004	Average loan size (Rand)									
		2005					2004				
		Total	3 mths Sept 05	3 mths Jun 05	3 mths Mar 05	3 mths Dec 04	Total	3 mths Sept 04	3 mths Jun 04	3 mths Mar 04	3 mths Dec 03
African Bank – retail debit order	11	**6 955**	**7 199**	**6 902**	**6 853**	**6 825**	6 267	6 507	6 340	6 250	5 995
– payroll	3	**10 564**	**10 400**	**10 183**	**10 860**	**10 805**	10 211	10 317	10 303	10 320	9 982
Credit Indemnity	23	**1 924**	**2 062**	**1 991**	**1 931**	**1 745**	1 560	1 597	1 665	1 500	1 498
Miners Credit	34	**2 261**	**2 457**	**2 349**	**2 156**	**2 148**	1 692	1 832	1 653	1 682	1 623
Standard Bank JV	4	**4 684**	**4 869**	**4 636**	**4 623**	**4 599**	4 513	4 626	4 535	4 462	4 412
Total	28	**4 074**	**4 485**	**4 215**	**3 859**	**3 756**	3 192	3 401	3 269	3 147	2 987


Monthly sales history
550
500
450
400
350
300
250
200
150
R million
Sept 02
Dec 02
Mar 03
Jun 03
Sept 03
Dec 03
Mar 04
Jun 04
Sept 04
Dec 04
Mar 05
Jun 05
Sept 05

Sales for the twelve months to 30 September 2005 were R5,4 billion (2004: R4,4 billion).

The African Bank Retail debit order business unit achieved the strongest growth in sales of 39% from R2,2 billion to R3,0 billion. This has, however, been boosted somewhat by the continued substitution from the Payroll and Persal portfolios into Retail debit order. Sales in the last quarter, while the highest quarter for the year, were influenced by the group tightening the credit policy at the high risk end, which had the effect of reducing sales to these risk groups.

Since 2004, the business has been implementing various strategies to enhance and optimise its positioning and distribution to accelerate the growth in sales, and these included the following:

- During 2005 we merged 27, closed 12 and opened 22 new branches, closed 12 mobile sales offices and integrated 10 more into the branch network. All regional offices were also closed. The 22 new branches generated sales of R54 million (R132 million annualised). All new branches exceeded performance targets with the added benefit of a much higher ratio of new client business (69% on average achieved in these branches).
- In order to enhance service to clients and grow our business, the full African Bank long-term product offering was provided through the Credit Indemnity branch network from March 2005. During the remainder of the year, R149 million (R304 million on an annualised basis) of sales in these products were written in the Credit Indemnity branches. Of this business, 70% was to new clients with only a 6% substitution of the Credit Indemnity shorter-term business. The Credit Indemnity short-term products were rolled out to the African Bank branch network in September 2005.
- The group has commenced a number of process and business optimisation projects using the 6 Sigma-methodology and these are aimed at improving client service and turnaround times as well as achieving further cost efficiencies.
- African Bank has focused on improving the mix of sales originated through the branch network in relation to the mobile sales force. The benefit of this is improved client experience, better cost absorption of the largely fixed cost base of the branch network and lower commissions paid.
- The African Bank business unit also grew its client reach by expanding the types of bank accounts and the number of banks from which it can collect instalments. These product enhancements generated new business in the order of R332 million to September 2005.

New pricing model

The most important innovation for the year has been the implementation of the new risk-based pricing suite for African Bank. The objective of this has been to better differentiate the pricing of our products to clients in different risk bands, in order to reduce the amount of cross subsidisation inherent in any risk underwriting model. The model uses a three dimensional scoring matrix that encompasses personal risk attributes, operational risk and behavioural risk to allocate clients into different bands. The pricing of each risk band has been calibrated to generate the required RoE for products sold into that risk band. As a result there has been a dramatic widening of the price ranges of the products, which are reflected on the chart below.


Total cost of credit – Old products
TCOC (%)
125
115
105
95
85
75
65
55
45
35
25
12
18
24
35
Term


Total cost of credit – New products
TCOC (%)
125
115
105
95
85
75
65
55
45
35
25
12
15
18
24
30
35
Term

In addition, the products have been modified to lower the initial administration fee and introduce a monthly service fee, and credit life insurance premiums are now charged monthly, instead of a single upfront premium. As a result, the all-in total cost of credit, including administration fees, has fallen for the majority (approximately 70%) of clients, with the cost to clients in the lowest risk band falling from 59% to approximately 32%. On an average loan for this risk band of R9 000 loan over 35 months, the monthly instalment reduces by 69% from R705 to R490.

These changes have not had a material impact on the current year's results, as the new products were phased in from August 2005. Going forward to 2006 and beyond, it is expected that the following impact will be reflected in the results:

- The average interest yield will fall moderately in 2006, as the newly priced products begin to weigh into the portfolio. Due to the increased affordability, we expect that there will be a commensurate increase in the loan sizes and volumes.
- Administration fees will be earned on a more smoothed basis, and this will impact on the 2006 financial year and level out and grow in line with the portfolio growth rates thereafter.
- Insurance fee income will decline in 2006, due to the switch to monthly insurance premiums, however this will result in a stronger annuity flow of premiums into the future. The impact of this switch will largely be complete by the end of 2006.
- The lending books will initially grow at slower rates than 2005, due to the deferring of administration fees into a monthly service fee and the charging of insurance premiums monthly instead of upfront. Previously, both of these were capitalised into the initial loan amount.

The key to this strategy, is for the group to test price/volume elasticity and the impact of this on risk. The intention is to calibrate the benefits of volume increases from price reductions (and its positive impact on cost absorption efficiencies), with the incremental increase in risk as a consequence. ABIL believes that there is still some way to go before the cost benefits are outweighed by the incremental risks absorbed.

The changes made as mentioned above, also position the company favourably in relation to the requirements of the proposed new National Credit Bill, as a number of these changes have already been implemented well ahead of the effective date of the new legislation.

Future innovation

The drive for growth through innovation saw the development and testing of our card strategy gain momentum. Thus far, the technical platform and proposition of the card to ensure delivery capability to clients in a real-time, hassle-free manner has been developed and tested. A limited number of cards were initially distributed to test the effectiveness of the technology, the capacity of the back-office and the validity of our propositional assumptions.

Concurrent with the technical testing, ABIL has commenced the roll out of a more significant propositional pilot which, when completed and, if successful, will allow for the distribution of cards on a larger scale in 2006. If the pilot is successful, the card project will be rolled out towards the end of the 2006 financial year, with the bulk of the distribution in the second half of the year. The full cost impact will therefore be accounted for in 2006, with the income contribution only expected to become meaningful in 2007.

A number of other projects are in the conceptual and development phase and will be communicated once they show real potential and viability.

Advances

Advances analysis

R million	Reviewed as at 30 Sept 2005	% growth	Audited as at 30 Sept 2004	% growth	Audited as at 30 Sept 2003
Lending books	**5 738**	22	4 685	13	4 130
African Bank – retail debit order	**3 451**	37	2 510	43	1 761
– payroll	**614**	(34)	934	(36)	1 454
Credit Indemnity	**475**	18	402	27	316
Miners Credit	**651**	72	379	18	320
Standard Bank JV	**348**	27	273	65	165
Commercial Vehicle Finance	**254**	36	187	64	114
Provision for deferred administration fees	**(55)**	n/a	0	n/a	0
Pay down books	**661**	(54)	1 444	(34)	2 184
Persal	**197**	(35)	302	(34)	457
Saambou PLB	**450**	(52)	931	(37)	1 474
Gilt Edged Management Services	**14**	(86)	99	(27)	135
African Contractor Finance	**0**	(100)	94	(15)	111
ABCommerce	**0**	(100)	18	260	5
Other	**0**	n/a	0	(100)	2
Gross advances	**6 399**	4	6 129	(3)	6 314
Less: Non-interest-bearing advances	**528**	(49)	1 029	(27)	1 415
Gross interest-bearing advances	**5 871**	15	5 100	4	4 899

The lending books at R5 738 million now comprise 90% of the total gross advances. While the lending books, boosted by strong sales, grew by 22%, overall advances increased by only 4% as a result of the continued aggressive write-offs of NPLs and strong collections from the pay down books, which have declined by 54%.

Gross interest-bearing advances grew 15% from R5 100 million in September 2004 to R5 871 million. The loans on which interest has been suspended fell 49% to R528 million (Sept 2004: R1 029 million) primarily as a result of the high write-offs. ABIL will discontinue the disclosure of non-interest-bearing advances as a separate line item, post this set of results, as they have reduced to normalised levels and will therefore no longer unduly distort the various ratios in the RoA/RoE model. (The practice was initiated as a result of the acquisition of the Saambou PLB advances in 2002 that included a disproportionate amount of highly delinquent loans).

Average loan balances have continued to climb as the group increased its risk exposure and extended term modestly across the businesses. This trend will become more pronounced in 2006, as the new pricing models result in clients being able to afford larger loans for the same instalment and the portfolio weight shifts toward the lower risk segments where clients generally have larger loans.

The Teba Credit transaction increased Miners Credit's advances by R183 million (of which R36 million were NPLs) and its impairment provisions by R26 million.

The Standard Bank JV book grew mainly due to an agreed change in the write-off policy (which was embedded in the JV agreement) from a very conservative 90 days in arrears, to one consistent with the policy for African Bank. This resulted in R45 million in advances (all NPLs) remaining on the balance sheet with associated impairments.

Advances analysis – Number and average size of loans

		As at 30 September 2005			As at 30 September 2004		
	Growth in number of loans %	Gross advances balance out-standing R million	Number of active loans 000	Average balance out-standing Rand	Gross advances balance out-standing R million	Number of active loans 000	Average balance out-standing Rand
Lending books	11	**5 738**	**1 331**	**4 311**	4 685	1 195	3 921
African Bank – retail debit order	23	**3 451**	**661**	**5 221**	2 510	536	4 682
– payroll	(40)	**614**	**96**	**6 400**	934	159	5 865
Credit Indemnity	(3)	**475**	**237**	**2 003**	402	244	1 649
Miners Credit	40	**651**	**225**	**2 897**	379	161	2 357
Standard Bank JV	18	**348**	**109**	**3 183**	273	93	2 937
Commercial Vehicle Finance	44	**254**	**3**	**89 092**	187	2	94 648
Provision for deferred administration fees		**(55)**	**n/a**	**n/a**	0	n/a	n/a
Pay down books	(56)	**661**	**77**	**8 572**	1 444	173	8 328
Persal	(37)	**197**	**29**	**6 868**	302	46	6 607
Saambou PLB	(56)	**450**	**44**	**10 257**	931	99	9 401
Gilt Edged Management Services	(84)	**14**	**5**	**3 072**	99	29	3 471
African Contractor Finance		**0**	**0**	**0**	94	0	488 212
ABCommerce		**0**	**0**	**0**	18	0	930 263
Total	3	**6 399**	**1 408**	**4 544**	6 129	1 368	4 479

Portfolio underwriting margin

The overall yield on the advances book (being interest, insurance and fee income), increased to 63,2%, compared to 60,3% in September 2004. The improvement was achieved through the higher than expected sales and the effect of this on the mix of products in the portfolio. The roll out of the new pricing model with associated lower pricing for the majority of clients, occurred late in the second half of 2005 and therefore had little impact on this year. The change in yield is explained by the following dynamics in the portfolio:

- The lower yielding pay down books fell strongly over this period (down 54%) as a result of write-offs of NPLs and collections, which improved the overall yield on the remaining books.
- Within African Bank, there has been a continued switching from the lower yielding payroll products to the higher yielding retail debit order products.
- Yields at Credit Indemnity and Miners Credit reduced as they shifted their product ranges to longer term, lower yielding products.
- Insurance income increased by 23%, in line with the growth in sales in the businesses for which insurance policies are written.
- Non-interest income was negatively impacted by the effect of the R100 per loan reduction in administration fees announced in May 2005. As discussed in the interim results, ABIL further adopted a change in accounting practice from the beginning of this financial year that has impacted on the recognition of administration fee income during the period. Previously the full administration fee was charged as a single initial fee, and was recognised as income at inception. In light of the reducing origination costs, only the portion of the administration fee that relates to the direct origination costs is now recognised upfront, and the remainder amortised over the life of the loan. The impact of this is a provision for deferred administration fees of R55 million as at 30 September 2005, which has reached normalised levels, and will grow in line with sales growth in the future, assuming no change to the pricing structures for administration fees.


Portfolio mix effect on yield
Portfolio mix (%)
100
80
60
40
20
0
All-in yield (%)
65
60
55
50
45
40
50,7
55,4
59,5
61,1
62,2
64,2
Mar 03
Sept 03
Mar 04
Sept 04
Mar 05
Sept 05
Lending books
Pay down books
All-in yield

Charge for bad and doubtful advances

The charge for bad and doubtful advances was R488 million (2004: R484 million). However, due to the growth in advances, the charge declined to 9,1% of average interest-bearing advances (2004: 9,5%) and 17,7% of interest income (2004: 19,4%). The credit vintages for the last year have increased due to a decision to increase our risk appetite, and this has led to increased impairment provisions being raised. The increase has, however, been offset by a number of factors that have led to a reduced net charge, including:

- Improved recoveries on bad debts previously written off, which increased to R139 million (2004: R84 million).
- The change to the accounting treatment for the Standard Bank JV, which released a net R23 million from the bad debt charge.
- A non-recurrence of high bad debts on discontinued businesses.
- Higher cash collections on NPLs, with an associated reduction in impairment provisions.

As a result, the 17,7% bad debt charge to interest income was abnormally low during this period, and is expected to revert to the normalised 19% to 20% range that the underwriting models are based on.



Bad debt charge
% of interest income
30
25
20
15
10
27,6
19,4
19,4
17,7
2002
2003
2004
2005
Bad debt charge as % of interest
Target

Operating efficiency


Cost growth
Growth (%)
40
30
20
10
0
-10
33
11
10
-9
2
2001
2002
2003
2004
2005

ABIL indicated at the interim stage that it expected its operating costs for the twelve months to be around R900 million for the year, down in nominal terms from the R946 million for 2004. Total operating costs for the year were R968 million, with the overrun largely attributable to the implementation of the new cash-based long-term incentive plans (LTIPs), for which R51 million was accrued in 2005, and which under the previous option schemes was charged directly against equity. The group has further impaired the remainder of goodwill, and this resulted in an additional charge of R7 million over 2004.

The cost-to-income ratio fell to 28,6% (2004: 30,8%) and the cost-to-advances ratio to 18,1% (2004:18,5%) as a result of the growth in the advances book. Excluding the effect of the LTIPs and goodwill discussed above, the cost-to-advances ratio falls to 17,0%, in line with the 17% target set for 2006.

The integration of African Bank and Credit Indemnity has generated cost savings in 2005 and the group will continue to benefit from these in 2006 as the full year impact feeds through. Further cost reductions as a result of the integration of Miners Credit are also expected in 2006. These benefits will to a certain extent be offset by the start-up costs for the credit card programme.

The group targets operating costs excluding long-term incentive payments to remain approximately flat for 2006 (2005: R910 million). While operating costs will in future include LTIP charges, the group remains confident that it will achieve a cost-to-advances ratio of 17% for the 2006 financial year.


Cost ratios
Cost-to-income (%)
Cost-to-advances (%)
50
40
30
20
10
0
20
18
16
14
12
10
18,8
17,9
19,1
18,5
18,1
38,5
36,6
36,2
30,8
28,6
2001
2002
2003
2004
2005

Asset quality

Asset quality analysis
as at 30 September 2005

R million	% change	Reviewed 30 Sept 2005	Audited 30 Sept 2004
Advances			
Performing	23	**4 757**	3 883
Non-performing	(27)	**1 642**	2 246
Total	4	**6 399**	6 129
Impairment provisions and reserves			
Portfolio impairment provisions	29	**40**	31
Balance at the beginning of the year		**31**	30
Impairment provisions raised		**8**	1
Acquisitions of portfolio impairment provisions		**1**	0
Specific impairment provisions	(38)	**939**	1 514
Balance at the end of the year		**1 514**	1 793
Impairment provisions raised		**619**	567
Bad debts written off (against impairment provision)		**(1 219)**	(845)
Acquisitions/(disposals) of specific impairment provisions		**25**	(1)
Stangen credit life reserves	23	**138**	112
Total impairment provisions and reserves	(33)	**1 117**	1 657
		12 months ended 30 Sept 2005	**12 months ended 30 Sept 2004**
Income statement charges			
Charge for bad and doubtful debts	(1)	**488**	484
Portfolio impairment provisions raised		**8**	1
Specific impairment provisions raised		**619**	567
Recoveries		**(139)**	(84)
Ratios			
NPLs as a % of total advances		**25,7**	36,6
Total impairment provisions as a % of NPLs (NPL coverage)		**68,0**	73,8
Specific impairment provisions as a % of total advances		**14,7**	24,7
Portfolio impairment provisions as a % of total advances		**0,6**	0,5
Credit life reserves as a % of total advances		**2,2**	1,8
Total impairment provisions and reserves as a % of total advances		**17,5**	27,0
Income statement charge for bad debts as a % of average gross advances		**9,1**	9,5
Bad debt write-offs as a % of average gross advances		**19,8**	13,5
Recoveries as a % of write-offs		**11,4**	9,9

Asset quality (continued)

Business unit advances and impairment provisions analysis

	Gross advances	NPLs		Total impairment provisions		NPL coverage	Bad debts written off
	R million	R million	% of gross advances	R million	% of gross advances	%	R million
30 September 2005 Lending books	**5 738**	**1 191**	**20,8**	**849**	**14,8**	**71,3**	**625**
African Bank – retail debit order	**3 451**	**727**	**21,1**	**489**	**14,2**	**67,3**	**289**
– payroll	**614**	**199**	**32,4**	**133**	**21,7**	**66,8**	**188**
Credit Indemnity	**475**	**89**	**18,7**	**78**	**16,4**	**87,6**	**88**
Miners Credit	**651**	**130**	**20,0**	**99**	**15,2**	**76,2**	**51**
Standard Bank JV	**348**	**45**	**12,9**	**31**	**8,9**	**68,9**	**9**
Commercial Vehicle Finance	**254**	**1**	**0,4**	**19**	**7,5**	**>100**	**0**
Provision for deferred administration fees	**(55)**						
Pay down books	**661**	**451**	**68,2**	**268**	**40,5**	**59,4**	**594**
Persal	**197**	**154**	**78,2**	**106**	**53,8**	**68,8**	**69**
Saambou PLB	**450**	**286**	**63,6**	**156**	**34,7**	**54,5**	**348**
Gilt Edged Management Services	**14**	**11**	**78,6**	**6**	**42,9**	**54,5**	**70**
African Contractor Finance	**0**						**93**
ABCommerce	**0**						**14**
Other	**0**						**0**
Total	**6 399**	**1 642**	**25,7**	**1 117**	**17,5**	**68,0**	**1 219**
30 September 2004 Lending books	**4 685**	**1 152**	**24,6**	**863**	**18,4**	**74,9**	**479**
African Bank – retail debit order	2 510	670	26,7	471	18,8	70,3	137
– payroll	934	353	37,8	255	27,3	72,2	191
Credit Indemnity	402	78	19,4	72	17,9	92,3	92
Miners Credit	379	50	13,2	42	11,1	84,0	39
Standard Bank JV	273	0	0,0	11	4,0	no NPLs	20
Commercial Vehicle Finance	187	1	0,5	12	6,4	>100	0
Pay down books	**1 444**	**1 094**	**75,7**	**794**	**55,0**	**72,6**	**366**
Persal	302	226	74,8	151	50,0	66,8	66
Saambou PLB	931	675	72,5	458	49,2	67,9	296
Gilt Edged Management Services	99	84	84,8	79	79,8	94,0	3
African Contractor Finance	94	94	100,0	91	96,8	96,8	0
ABCommerce	18	15	83,4	15	83,5	100,0	0
Other	0						1
Total	**6 129**	**2 246**	**36,6**	**1 657**	**27,0**	**73,8**	**845**

Non-performing loans

Non-performing loans reduced by R604 million to R1 642 million over the last twelve months (2004: R2 246 million). The decrease in NPLs and resultant decline in impairment provisions was influenced by the following:

- Write-offs of R1 219 million (2004: R845 million), and in particular R594 million from the pay down books.
- Increased cash collections on the NPL portfolios.

These decreases were offset to an extent in the last quarter due to the change in the Standard Bank JV write-off policy and the acquisition of the 50% stake in Teba Credit, which increased NPLs by R45 million and R36 million respectively.

NPLs as a percentage of advances decreased on the lending books to 20,8% (2004: 24,6%), however, this ratio is distorted by the effect of substantial increases in sales (included in the denominator) during 2005, many of which have not yet seasoned to their full NPL levels. It is for this reason that ABIL uses credit vintage charts to illustrate credit quality, rather than the NPL ratio.


NPLs as % of advances
80
70
60
50
40
30
20
10
0
24,6
20,8
75,7
68,2
36,6
25,7
Lending books
Pay down books
Total
2004
2005


Non-performing loans
3 500
3 000
2 500
2 000
1 500
1 000
500
0
R million
2 990
2 780
2 625
2 419
2 246
1 806
1 642
Sept 02
Mar 03
Sept 03
Mar 04
Sept 04
Mar 05
Sept 05

Impairment coverage dropped to 68,0% as at 30 September 2005 from 73,8% a year ago, and 71,2% as at March 2005. Coverage on the lending books fell from 74,9% to 71,3%, while on the pay down books, coverage fell from 72,6% to 59,4%. The primary reason for this decline, especially in the pay down books, is higher than normal write-offs (together with 100% provisions), which has resulted in the remaining portfolio of NPLs, on which there is a steady cash flow stream, being generally of better quality.

Asset quality (continued)

The AC133 provisioning model has been in effect for three years, and is proving to be robust. Over the past two years, the African Bank and Saambou books which had a residual value (being gross advances less impairment provisions) as at 30 September 2003 of R653 million, collected cash in present value terms of R550 million, or 84% of residual value. The actual cash flows have exceeded projected cash flows in the various AC133 models by 3% to 7% over the last two years.

Residual value of NPLs
(Gross NPLs less impairments)



800
750
700
650
600
550
500
450
R million
724
694
678
704
711
674
654
609
589
564
520
509
525
495*
Introduction of AC133
Sept 02
Mar 03
Sept 03
Mar 04
Sept 04
Mar 05
Sept 05

The residual value of NPLs depicted above, reflects the net value after impairments for non-performing loans, and this represents the residual risk to the net asset value on the balance sheet. The graph shows the declining trend that has taken place over the past two years and therefore the improvement to the quality of the balance sheet as a result.

The R16 million increase in the last quarter was a result of the Standard Bank JV write-off policy change (R20 million) and the acquisition of the 50% Teba Credit stake (R10 million) as discussed above.

Vintages

Vintage curves track each month's new loans as a discrete portfolio and plot the cumulative proportion of each portfolio that migrates into various levels of default status as measured by the contractual number of missed instalments.

Vintage graph – African Bank
(More than three missed instalments)



16
14
12
10
8
6
4
2
0
Non-performing capital as % of original principal debt
4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24
Months on Book
Oct 03
Dec 03
Feb 04
Apr 04
Jun 04
Aug 04
Oct 04
Dec 04
Feb 05
Apr 05
Jun 05

The increases in the vintage curves reflect the group's previously stated strategy of taking more risk, so as to optimise the operating cost, risk and volumes trade-offs. This will result in an expected slightly higher bad debt charge going forward.

Capital adequacy

ABIL operates in an environment that requires higher levels than the minimum 10% of capital to risk-weighted assets, as set by the Banks Act. Capital is required to ensure that there is a sufficient risk cushion to protect the balance sheet from shocks as well as to provide a sufficient level of credit enhancement for the raising of debt at competitive rates.

The capital adequacy for ABIL as at 30 September 2005 was 37,4% (September 2004: 40,4%).

Capital adequacy

	African Bank		ABIL group	
R million	**30 Sept 2005**	**30 Sept 2004**	**30 Sept 2005**	**30 Sept 2004**
Total assets				
On-balance sheet assets	**7 334**	7 241	**7 262**	7 335
Off-balance sheet assets and commitments	**213**	186	**207**	134
	7 547	7 427	**7 469**	7 469
Risk-weighted assets	**6 238**	5 723	**7 380**	6 652
Total capital				
Tier 1	**2 076**	1 892		
Tier 2	**66**	96		
Total	**2 142**	1 988	**2 757**	2 688
Capital adequacy				
Tier 1 (%)	**33,3**	33,1		
Tier 2 (%)	**1,1**	1,7		
Total (%)	**34,3**	34,7	**37,4**	40,4

ABIL has developed an economic capital allocation methodology that is applied to its different asset classes to obtain an optimal level of capital to be maintained. A brief description of the main classification is set out below:

- Non-performing loans – the group considers it prudent to maintain capital equal to 100% of the residual NPLs that are not covered by the total impairment provisions held.
- Performing loans – the group has previously maintained capital equal to three times the average annual expected credit losses on these loans. This was initially set as a conservative measure and the group has communicated that it intends to reduce this factor towards 2,5 times over the medium-term, which remains well above the two times generally used in securitisation models. For the current year's model the group has used a medium-term 9,5% loss ratio and a 2,75 times multiplier.
- Cash reserves – these are primarily invested with A1 banks and a capital ratio of 2% is maintained.
- Deferred tax assets – 100% capital is maintained.
- Policyholder assets – these assets are matched exactly against the policyholder liabilities to which they relate, ie the liabilities carry the full economic risk of the assets and hence no capital is required for these assets.
- Other assets – capital of 20% is maintained.

In addition the group has made certain adjustments to the qualifying regulatory capital for the following items:

- Tier 2 capital adjustments relate to:
  - R40 million in subordinated debt that disqualifies as tier 2 capital in November 2005.
  - General debt impairment provisions on advances already included in the residual NPL calculation.
- Dividends (ordinary and preference shares) plus related STC, declared in the results, but not yet accounted for in the

The above may be represented in the following table:

Capital allocation model as at 30 September 2005

	Balance sheet			Optimal capital			
R million	**Ongoing businesses**	**Pay down books**	**Total balance sheet**	**% of capital required**	**Ongoing businesses**	**Pay down books**	**Total balance sheet**
Non-performing loans	1 191	451	1 642				
Less: Impairment provisions	(849)	(268)	(1 117)				
Net book value	342	183	525	100,0	342	183	525
Performing loans	4 547	210	4 757	26,1	1 188	55	1 243
Cash reserves	1 664		1 664	2,0	33		33
Deferred tax asset	46		46	100,0	46		46
Policyholders' investments	63		63	0,0	0		0
Other assets	207		207	20,0	41		41
Total on-balance sheet assets	6 869	393	7 262				
Off-balance sheet assets	207		207	20,0	41		41
Total assets	7 076	393	7 469				
Insurance company CAR					127		127
Optimal capital					1 818	238	2 056
Group risk weighted assets			7 380				

	% of risk weighted assets	**R million**
Regulatory qualifying capital as at 30 September 2005	37,4	2 757
Less adjustments for:		
Tier 2 capital excluded	(0,9)	(66)
Preference dividends declared but not yet paid (including STC)	(0,3)	(20)
Ordinary dividends declared but not yet paid (including STC)	(7,6)	(561)
Adjusted group capital	28,6	2 110
Optimal capital as at 30 September 2005	27,9	2 056
Surplus	0,7	54

The model indicates that the adjusted group capital as at 30 September 2005 of 28,6% is slightly higher than the optimal capital ratio at 27,9%.

The capital tied up in the pay down books reduced by R162 million in the current year from R400 million to R238 million, and this represents the 30 cents special dividend declared in these results. The majority of the remaining R238 million will be released over the next year.

Given that all assets on the balance sheet require capital to be held against them in terms of our capital allocation model, the group focuses on improving the efficiency of the balance sheet, by minimising non-yielding assets as far as possible. During 2005, fixed assets were reduced by 20% to R112 million and the remainder of goodwill, which arose from previous acquisitions in the Theta Investments group and representing trade names (brands) no longer in use, was fully impaired. Deposits and cash holdings were reduced through payments to shareholders and by utilising the cash for growth.

Share option schemes, long-term incentive plans and impact on ABIL's results

During the current year, the group undertook a review of its remuneration philosophy, with particular emphasis on long-term incentives. In the past the group's long-term incentive scheme had been based on a standard share option scheme, with ABIL options being granted to individuals at market related strike prices, which had an equal vesting profile over five years. These options did not have any performance related hurdles or adjustments, other than continued employment.

There has been a growing public debate around the efficacy of share option schemes and whether they are successful in aligning management reward to shareholder value creation. The group considered these views, amongst others, and developed a set of principles around which both short-term and long-term incentive schemes would be based. These included:

- All incentives (both short-term bonuses and long-term schemes) should be funded out of a portion of the economic profit of the company. Economic profit equates to the shareholder value created for the year in excess of minimum shareholder expectation, and incentives should only be paid if this is positive and then on a proportionate basis as it increases.
- The mechanisms for determining the incentive pool must be clearly defined and quantifiable, ie a specified range of the economic profits for each year, and the cost of this shown in a transparent way.
- The incentive pool created, must be used to reward superior performance that contributed to the creation of the economic profit, and therefore there must be significant differentiation between participants in the award of such incentives.
- A portion of such incentives should be paid in the form of an annual short-term bonus, and the balance of the incentive should be "invested at risk" for a period of time, to ensure that the growth in economic profit which funded such incentives is sustained. This is to counter the boom/bust cycles that may occur if too much emphasis is placed on short-term bonuses. If individuals do not serve out the vesting period they will lose this portion, unless they are retrenched, die or retire.
- The portion of the incentive "invested at risk" must not be too highly geared, such that it introduces unreasonably volatile outcomes that could destabilise the company.

As a result of this process, a proposal was submitted to the group Remuneration and Transformation subcommittee of the board (Remco), in which various changes to the incentive schemes were approved, subject to certain issues that required shareholder ratification, which was subsequently obtained in a general meeting of shareholders on 5 August 2005. The proposal to Remco contained two elements:

New long-term incentive plan (LTIP)

Remco approved the introduction of a new long-term incentive plan that will be integrated with the existing short-term bonus scheme as follows:

- Each year, all incentives would be funded out of a pool, which on an after tax basis, will be based on a range 17,5% to 22,5% of the economic profit of the group. The actual percentage is at the discretion of Remco and will be determined on an annual basis.
- This incentive pool will be split approximately 60% for short-term bonuses (including variable pay incentives paid during the year) and 40% for a long-term incentive plan. Senior management will earn a proportionally higher amount through the long-term plan versus the annual bonus.
- The LTIP is a cash-settled, share appreciation scheme, based on ABIL shares:
  - The pool is synthetically "invested" into ABIL shares, with an additional 50% gearing being achieved through a notional loan being granted to the scheme, ie 150% of the pool is invested into ABIL shares.
  - Interest is accrued on the notional loan on a semi-annual basis and the pre-tax equivalent of dividends on ABIL shares applied to reduce the loan balance. The interest rate will be market-related.
  - The value of the LTIP, from time to time, will be the market value of the "shares", less the remaining notional loan balance after accruing interest.
  - The LTIP vests, and is paid out at market value, based on a 30-day ABIL volume-weighted average price (VWAP), in 25% portions over four years from the date of grant. Should the individual be dismissed or resign, his unvested LTIPs will be cancelled.

Share option schemes, long-term incentive plans and impact on ABIL's results (continued)

Existing share option schemes

The intrinsic value (unrealised liability) embedded in the option schemes has increased significantly over the last two years, as a result of the appreciation in the ABIL share price, and most of the options were deep in-the-money, relative to the original strike prices. As at 31 March 2005, the group reported that the intrinsic value of the option scheme was R436,8 million, based on a closing share price of R16,70. At the beginning of the conversion process, this had increased to in excess of R500 million.

Following the creation of a new long-term incentive structure, the Remco (supported by the necessary shareholder resolutions) also approved:

- The cessation of the issue of any new options from the existing ABIL employee share participation scheme from 5 August 2005.
- The facilitation of an early wind down of the existing option scheme. This entailed the offer on 11 August 2005 to employees, with existing unvested options, of the following three choices:
  1. Remain in the current option scheme and wait until the vesting dates to exercise the options.
  2. Cancel the existing options for no consideration, and accept the right to participate in an alternative cash-settled share appreciation instrument (the option conversion instrument), on terms similar to the original option. The option conversion instrument would simulate the exercise and purchase of the option into ABIL shares (with a "notional loan" equal to the purchase price), dividends would accrue on the "ABIL shares" and interest at 14% would accrue on the "notional loan". On the vesting date, the option conversion instrument value will be the net gain based on the five day VWAP ABIL price, and will be paid out in cash, after deducting relevant taxes.
  3. Exercising early and taking delivery of ABIL shares against payment of the purchase price. In addition, because the options had not yet vested the individuals agreed to give the company a call on the shares at the purchase price, should they resign or be dismissed before the vesting date, and also agreed not to sell the shares until the vesting date.

In both 2 and 3 the individual would receive the same appreciation value in the share price as the original options, but with the addition of dividends paid on ABIL shares less funding costs on the purchase price. In consideration for accepting option two and three, which would facilitate the early wind down of the option scheme, each individual would be given the early acceleration of vesting rights on a single tranche of each option series they have outstanding.

The following table sets out the movements of the existing ABIL share option schemes (including the conversion process) for the year ended 30 September 2005, which shows that the option schemes have been largely unwound, and that the remaining treasury shares held in the Trust adequately cover the outstanding option liability.

Amount in millions	**No of share options**
Balance as at 1 October 2004	46,0
New options granted	2,8
Options lapsed – resignations and dismissals	(1,0)
Options exercised and purchased/sold	(22,4)
Balance of options pre-conversion process	25,5
Options taken up with a call back to ABIL (choice 3)	(4,1)
Options cancelled and transferred to the option conversion instrument (choice 2)	(18,3)
Balance as at 30 September 2005	3,1
	R million
Intrinsic value of outstanding options	(41,6)
Cost of treasury shares held in Trust	42,3
Surplus	0,7

Loss on exercise and delivery of 26,5 million shares realised and transferred directly to equity – R248 million.

Options cancelled and value transferred into the option conversion instrument – R266 million

The closing out of the majority of the option scheme had the following financial effect:

1. R248 million of losses, representing the difference between the strike prices on options exercised and purchased and the cost to the Trust buying these shares in the open market, have been taken directly to the Statement of Changes in Equity (consistent with the treatment in prior years). This represents 26,5 million shares taken up during the current year, with an average after tax loss incurred on these shares amounting to R9,62 per option.
2. 18,3 million options were cancelled and transferred to the option conversion instrument, with a value of R266 million, using the ABIL share price as at 30 September 2005.

Vesting date	Number million	Value as at Sept 2005 R million	Accrued in 2005 R million	To be expensed in future R million
30 September 2005	2,1	**34,6**	**34,6**	–
31 March 2006	2,5	**40,1**	**7,4**	32,7
30 September 2006	4,2	**61,2**	**4,6**	56,6
30 September 2007	6,2	**93,0**	**3,7**	89,3
30 September 2008	2,7	**32,7**	**0,7**	32,0
30 September 2009	0,6	**4,5**	**0,1**	4,4
Future liability	16,2	**231,5**	**16,5**	215,0
Total	18,3	**266,1**	**51,1**	215,0

R51,1 million of this has been included in the 2005 operating expenses, being the time-apportioned accrual to 30 September 2005, with the balance of R215 million remaining as a future liability as at 30 September 2005.

Impact of new accounting standards

The R51 million charge to the income statement for the option conversion instrument, and the R248 million charged directly to equity for losses on the options exercised and delivered, are accounted for under current GAAP. The implementation date for IFRS2 for ABIL is 1 October 2005, and hence the accounting for both these charges will change for the 2006 financial year.

The group is currently assessing the impact of converting to IFRS accounting standards for 2006. ABIL will communicate the expected accounting implications of the change to IFRS, including adjustments to comparatives and opening retained income, as soon as this is finalised.

The charge under IFRS2 for the remaining 3,1 million options in 2006 and beyond will be immaterial to the group's results.

The new LTIP scheme will be accounted for under IFRS2 as a cash-settled equity based payment, and accordingly, will be measured at the fair value of the instrument at each reporting date, and expensed to the income statement over the vesting period of four years. Given that 25% of each LTIP grant vests per year, the charge accruing to the income statement (based on the sum of the digits apportionment methodology) is 52% in year one, 27% in year two, 15% in year three, and 6% in the final year.

Given the introduction of the new LTIP for 2005, of which 52% will be expensed in 2006, and the continued expensing of the option conversion instrument, there will be for the next two years a higher than normal charge through the income statement for incentives, and thereafter the charge will normalise to the rolling 17,5% to 22,5% of economic profit.

Share option schemes, long-term incentive plans and impact on ABIL's results (continued)

Current year incentive pool – 2005

The Remco approved during November 2005, a total group incentive pool for the 2005 financial year of R142,1 million, which on an after tax cost of R100,9 million, equals 16,9% of the Economic Profit for the year of R597 million. This was allocated as follows:

	2005			2004	
	R million	**After tax cost % of EVA**	**% of total incentives**	**R million**	**After tax cost % of EVA**
Variable pay incentives	**42,4**	**5,0**		35,1	6,2
Annual cash bonuses	**49,5**	**5,9**		44,4	7,8
Total cash incentives	**92,0**	**10,9**	**65**	79,5	14,0
New LTIP allocations	**50,1**	**6,0**	**35**	n/a	n/a
Total	**142,1**	**16,9**	**100**	79,5	14,0

The variable pay incentives include all performance-based cash incentives (excluding sales commissions to the mobile sales agents) paid during the year on a monthly or quarterly basis. These are primarily for non-managerial sales and collection staff who, in addition to their basic salary, receive incentives for achieving internal targets. The R42,4 million, relating to variable pay incentives, has been fully absorbed into the 2005 financial results.

The annual cash bonuses of R49,5 million will be paid in November 2005, and will be accounted for as an expense in the 2006 financial year. This treatment is in accordance with GAAP, and consistent with the prior years, as these bonuses are only determined and approved after the year-end.

The LTIP allocations will be made to employees in November 2005, and will be accounted for as an expense, in accordance with IFRS2 as described above, in the 2006 financial year and beyond.

Regulation

We have over the past few reporting periods reported on progress with the National Credit Bill, which will replace all existing credit legislation. The bill entered the parliamentary process during June this year and is expected to be promulgated towards the second calendar quarter of 2006.

As previously reported ABIL has engaged extensively on issues affecting the group in the bill, directly with the Department of Trade and Industry as well as through the banking industry process with the department and the parliamentary portfolio committee. Amendments made to the bill to date reflect responsiveness on the part of the department and the portfolio committee to industry concerns.

The group will continue to engage with the relevant authorities once the process of consultation on the regulations under the bill commences in earnest.

ABIL has already implemented a number of changes that align its practices with the proposed new bill. These include changes to the way it charges administration fees on its loans as well as insurance premiums levied on its credit life policies.

The final impact of the bill will only become clear once the regulations have been published and some of the market consequences in terms of credit provider and consumer behaviour and the interpretations of the law by the courts, have had time to manifest.

The new dispensation offers significant benefits through the removal in the present exemption notice of both the arbitrary R10 000 loan size limit and the exclusion of products such as revolving facilities and credit cards. This will allow ABIL to offer a broader range of products and significantly reduce the cost of engaging with a client over the longer term. The bill also substantially levels the competitive playing field in the credit industry, which bodes well for improved competition.

Preparations to ensure timeous compliance with the new law and capitalise fully on the opportunities offered by it, are on track.

Consequential amendments to the National Payments System Act will outlaw the manipulation of any payment system that allows preferential treatment of any beneficiary(s) over others. The SA Reserve Bank is also in the process of phasing out sorting at source arrangements (where users submit electronic debits directly to issuing banks, rather than through the central clearing system). These changes will affect the present electronic debit order arrangements used by ABIL with three of the four major banks. Once in force, all electronic debits will have to be processed through the central payments clearing system (Bankserve) and issuing banks will be obliged to treat all debits (including their own) within a payment system equally (including intra-bank transactions). ABIL supports the principle of a level playing field for all participants in the payment system.

Regulations will allow for existing business on the present arrangements to run off on these platforms until an agreed date, to ensure an orderly transition and maintain prudent risk management.

Accounting policies

The accounting policies adopted for purposes of this report comply with South African Statements of Generally Accepted Accounting Practice as well as with applicable legislation.

The group adopted IFRS3 Business combinations, which became effective on 1 October 2004 and ceased amortising goodwill from this date. The impact of this change was not material to the group.

The group aligned its accounting policy for operating leases in line with SAICA circular 7/2005, which clarified the interpretation of AC105-Leases. The impact of this change was immaterial to the group.

The group refined its income recognition policy to recognise income upfront only to the extent of recovering the direct costs of loan origination and to amortise the balance of the administration fees received over the life of the assets. The impact of this was to defer R55 million of administration fees charged into future financial periods. No prior year adjustment was made for this change of practice.

In accordance with GAAP, Eyomhlaba, the special purpose vehicle created to facilitate ABIL's Black Empowerment programme, is not consolidated into the ABIL group, due to the fact that ABIL has no control over the economic risks and rewards associated with the company.

Apart from the above, the accounting policies have been consistently applied since the prior year. There was no material effect from the introduction of any new accounting standards on the results or the financial position during the current period under review.

The group will be adopting IFRS standards with effect from the beginning of the 2006 financial year.

These preliminary annual financial results have been reviewed by Deloitte & Touche and their unqualified review opinion is available for inspection at the company's registered office.

Dividend declaration

Preference dividend declaration

On 10 November 2005, the board of directors proposed and approved dividend No 2 of 361 cents per preference share.

The dividend was calculated using the following parameters:

Average prime for the period (%)	10,5
Coupon rate as percentage of prime (%)	69
Number of days	182

Salient dates for dividend payments:

Last day to trade cum-dividend	Friday, 2 December 2005
Shares commence trading ex-dividend	Monday, 5 December 2005
Record date	Friday, 9 December 2005
Dividend payment date	Monday, 12 December 2005

Share certificates may not be dematerialised or rematerialised between Monday, 5 December 2005 and Friday, 9 December 2005.

Final and special dividend declaration

On 10 November 2005, the board of directors proposed and approved a final dividend No 10 of 70 cents per ordinary share and a special dividend No 4 of 30 cents per ordinary share. The two dividends will be paid out simultaneously.

Salient dates for dividend payments:

Last day to trade cum-dividend	Thursday, 8 December 2005
Shares commence trading ex-dividend	Friday, 9 December 2005
Record date	Thursday, 15 December 2005
Dividend payment date	Monday, 19 December 2005

Share certificates may not be dematerialised or rematerialised between Friday, 9 December 2005 and Thursday, 15 December 2005.

On behalf of the board

Ashley Mabogoane
Chairman

Gordon Schachat
Executive Deputy Chairman

Leon Kirkinis
Chief Executive Officer

14 November 2005

Financial targets attained . . .



Return on assets
%
15
10
5
0
13.9
8.9
10.6
11.6
13.0
2001
2002
2003
2004
2005
Return on assets
Target



Return on equity
%
45
40
35
30
25
20
15
10
5
0
23.2
25.9
31.3
39.4
2001
2002
2003
2004
2005
Return on equity
Target

1

Headline earnings up 25%, ordinary dividends up 33% . . .



Headline earnings per share
Cents
250
200
150
100
50
0
128.4
104.4
140.4
161.6
202.7
2001
2002
2003
2004
2005



Dividends per share
Cents
250
200
150
100
50
0
25
30
56
100
92
53
122
100
2001
2002
2003
2004
2005
Ordinary
Special

2

Operational highlights

- Sales up by 22%, increasing lending books by 22%
- Changing product mix lifts margins and revenues
- Bad debt charge flat in rand terms, down as percentage of advances at 9,1% (2004: 9,5%)
- Lower interest rates and reduced fees for majority of clients
- NPLs down by R604 million after substantial write-offs and cash collections
- Funding costs down to 12,2% (2004: 12,7%)
- Share option schemes discontinued and new LTIPs introduced
- Operating cost increases by 2% after inclusion of LTIPs and goodwill impaired

NOTES

2005 objectives

Objective	Target for 2005	Achievement	Comments
RoE	**30%**	39,4%	Boosted by R500 million raised in preference shares with resulting special dividend, and higher RoA
RoA	**10%**	13,0%	Higher revenues, with flat bad debts and costs
Capital adequacy maintained as per capital model	**27,9%**	28,6%	Surplus capital reduced through special dividends
Sales	**10% – 20%**	22%	Improved distribution and new products
Lending book growth target	**10% – 15%**	22%	Increased sales and acquisition of Teba Credit Book
Ordinary dividend cover	**1,5 – 2,0 times**	1,6 times	Based on higher RoE achieved
Cost-to-advances	**17% by end of 2006**	18,1	Impacted by new LTIP charge. On track for 2006

Economic profit

Rm	30 Sep 2005	30 Sep 2004
Headline earnings	**954**	762
Less: Preference share dividend	**(8)**	0
Adjusted headline earnings	**946**	762
Average ordinary shareholder equity	**2 404**	2 431
Estimated cost of equity (%)	**14,5**	15,0
Cost of equity charge	**349**	365
Adjusted headline earnings	**946**	762
Less: Cost of equity charge	**(349)**	(365)
Economic profit	**597**	**397**
Growth vs. prior year (%)	**50,4**	

Robust sales growth . . .

Monthly sales history



550
500
450
400
300
300
250
200
150
Rm
Sep 02
Dec 02
Mar 03
Jun 03
Sep 03
Dec 03
Mar 04
Jun 04
Sep 04
Dec 04
Mar 05
Jun 05
Sep 05

NOTES

. . . from a variety of product and distribution strategies, . . .

- Distribution changes
  - 27 branches merged
  - 12 branches closed
  - 22 new branches opened
  - Web-based channel launched
- Product changes
  - African Bank long-term products introduced into Credit Indemnity branches and vice versa
  - Expansion of type of bank accounts and number of banks ABIL can collect from
- Process changes
  - 6 Sigma processes aimed at improving client service and cost efficiencies
  - Sales mix change between branches and mobile sales

. . . new pricing models . . .


Total cost of credit
Old products
125
115
105
95
85
75
65
55
45
35
25
%
12
18
24
35
Term
Total cost of credit
New products
125
115
105
95
85
75
65
55
45
35
25
%
12
15
18
24
30
35
Term

- Approximately 70% of African Bank's clients will benefit from lower prices
- Lowest price band down from 59% to 32% all-in

. . . and changes to the fee structures

- Administration fees
  - Previously capitalised upfront
  - Now 50% upfront charge to cover origination cost, 50% charged as monthly service cost
- Insurance premiums
  - Now charged monthly instead of single upfront premium

These changes are in line with the requirements of the new Credit Bill, well ahead of the effective date

NOTES

Lending books up by 22% . . .

Cash flow utilised for gross advances


900
700
500
300
100
-100
Rm
Mar 03
Sep 03
Mar 04
Sep 04
Mar 05
Sep 05

. . . resulting in net growth in advances despite high write-offs . . .

Gross advances


7 000
6 000
5 000
4 000
3 000
2 000
1 000
0
Rm
Mar 03
Sep 03
Mar 04
Sep 04
Mar 05
Sep 05
Lending books
Pay down books
Total advances

Equal revenue contribution from book growth and higher yields . . .

Rm	2005	2004
Total revenue prior year	**3 075**	2 866
Growth in advances contribution	**153**	(167)
Growth in margin contribution	**154**	376
Total revenue current year	**3 383**	3 075

NOTES

Yields peaking, set to reduce moderately in 2006 . . .

Portfolio mix effect on yield


Portfolio mix %
All-in yield %
50,7
55,4
59,5
61,1
62,2
64,2
Mar 03
Sep 03
Mar 04
Sep 04
Mar 05
Sep 05
Lending books
Pay down books
All-in yield

Tight control over operating costs, expected to remain steady in 2006 . . .


Operating cost
LTIPs
Rm
844
938
1 036
946
2001
2002
2003
2004
2005


Cost ratios
Cost-to-income %
Cost-to-advances %
18,5
17,9
19,0
18,5
18,1
2001
2002
2003
2004
2005

Bad debt charge below long-term trend, expected to revert to normal

Bad debt charge



% of interest income
30
25
20
15
10
27.6
19.4
19.4
17.7
2002
2003
2004
2005
Bad debt charge as % of interest
Target

Benefiting from high collections, high bad debt recoveries, changes to Standard Bank JV and lower bad debts from discontinued businesses

NOTES

NPLs down on substantial write-offs and success in cash collections . . .

AFRICAN BANK


Non-performing loans
Rm
3 500
3 000
2 500
2 000
1 500
1 000
500
0
Sep '02
Mar '03
Sep '03
Mar '04
Sep '04
Mar '05
Sep '05


NPLs as % of advances
%
80
70
60
50
40
30
20
10
0
24,6
20,6
75,7
68,2
36,6
25,0
Lending books
Pay down books
Total
2004
2005

. . . leading to continuous improvement in the quality of the balance sheet . . .

AFRICAN BANK

Residual value of NPLs
Gross NPLs less impairments


Rm
800
750
700
650
600
550
500
450
724
694
678
704
711
674
654
609
589
564
520
509
525
495*
Introduction of AC133
Sep 02
Mar 03
Sep 03
Mar 04
Sep 04
Mar 05
Sep 05

** Teba acquisition (R10 million) and Standard Bank JV (R20 million) in Sept 05*

AC133 model proving to be robust in determining required impairment levels

AC133: Model vs Actual
NPLs at September 2003
Present values


MODEL CASH
ACTUAL CASH
CUM. NPV MODEL
CUM. NPV ACTUAL
Rm
Rm cumulative
50
45
40
35
30
25
20
15
10
600
500
400
300
200
100
0
Oct-03
Jan-04
Apr-04
Jul-04
Oct-04
Jan-05
Apr-05
Jul-05

R550 million (NPV) of cash collected on African Bank and Saambou NPL books, against an NPL residual value (after impairments) in September 2003 of R653 million: 84% over 2 years

NOTES

Optimising of cost/risk/volume to increase bad debt charges slightly . . .

Vintage Graph – African Bank
More than three missed instalments


Non-performing capital as % of original principal debt
16
14
12
10
8
6
4
2
0
4
6
8
10
12
14
16
18
20
22
24
Months on book
Oct 03
Dec 03
Feb 04
Apr 04
Jun 04
Aug 04
Oct 04
Dec 04
Feb 05
Apr 05
Jun 05

19

. . . but risk expansion within strict parameters

Vintage Graph – African Bank
More than two missed instalments


Non-performing capital as % of original principal debt
15
12
9
6
3
0
3
4
5
6
7
8
9
10
11
12
Months on book
03-Nov
04-Oct
04-Nov
04-Dec
05-Jan
05-Feb
05-Mar
05-Apr
05-May
05-Jun

20

Capital optimised . . .

Movement for the year	Total	Capital account	Revenue account
Opening surplus capital	**103**	**103**	
Preference share capital raised	483	483	
Losses on shares in trust and subs	(256)	(256)	
Attributable profit for the year	941		941
Capital released from pay down books	162	162	
Capital available for distribution	**1 433**	**492**	**941**
Total dividends	**(1 081)**	**(484)**	**(597)**
Special dividends (100 cents)	(484)	(484)	
Ordinary dividends (122 cents)	(597)		(597)
Preference share dividends	(26)		(26)
Capital retained for future growth	**352**	**8**	**344**

Dividend cover 1,6 times

NOTES

- National Credit Bill
- National Payments System Act
- Employee Incentive Plans
- Black Equity Ownership Programme

National Credit Bill due mid-2006

- ABIL already aligning practices where required
- Full impact only evident over time
  - Regulations still to be published
  - Credit provider and consumer behaviour still to manifest itself
  - Interpretations of the law still to develop
- Significant benefits to ABIL i.t.o. broader product range and lower costs over the long-term
- Issues still to be resolved:
  - Price caps
  - Reckless lending principles
  - Payment systems

ABIL operates in the middle market in terms of its pricing . . .

Price-segmentation models allow flexibility



Total cost of credit (incl admin fees)
400%
350%
300%
250%
200%
150%
100%
50%
0%
0
12
24
36
48
Months
Exempt credit
ABIL's main focus
Usury credit

Source: Research carried out by DTI in relation to National Credit Bill and internal sources

NOTES

Reckless lending tests are established practice already . . .

- Affordability calculations current practice already
- Piloting household/alternative income calculations
- Segmentation by risk bands
- Will be fully compliant well ahead of implementation of the National Credit Bill

Changes to National Payment System due in 2006

- No preference – including transactional banks themselves
- ABIL supports level playing fields
- Appropriate transitional arrangements to be finalised
- ABIL's response:
  - Refining credit models to isolate benefits from preferential arrangements
  - Apply wealth of experience gained on alternative platforms without preferential agreements
  - Utilise collections intelligence, scorecards and knowledge of our market sector

Share options replaced by LTIPs

CONTEXT

– Growing debate around share option schemes
– Current option scheme > R500 million in-the-money

CHANGES TO REMUNERATION PHILOSOPHY

– All incentives funded out of economic profit (max 22,5%), split into:
  - Short-term bonuses
  - Long-term incentive plan (cash-settled share appreciation scheme)

– Current year allocation 16,9% of economic profit

CONVERSION OF EXISTING SCHEMES

– **3 options:**
  - Remain in current scheme
  - Switch into LTIP equivalent
  - Exercise and take delivery of shares

NOTES

Conversion of existing share option schemes to reduce the liability


Conversion date
Aug '05
> R500 m
Mar '05
R437 m
46 million options outstanding
Options taken up
Sept '05
R248 m
26,5 million options
Statement of changes in equity
Conversion instrument
R266 m
18,3 million options
R51 m
2005
IS
R215 m
2006 - 2009
IS

- Option schemes dilution largely eliminated
- All incentive payments to be accounted for through income statement

Black Equity Ownership Programme 'Eyomhlaba'

- Shareholder approval in August '05
- 20,1 million shares issued to Eyomhlaba
- 1,06 million shares issued to ABIL Development Trust
- R150 million funding raised
- 5,4 million shares purchased in the open market
- Prospectus issued in October '05
- Discounts range from 66% for general public to 99,9% for junior staff members
- Offer closes 30 November '05
- Participants to be notified in December '05

Price/volume elasticity to be tested . . .

The following relationships exist between the key input drivers:



1. Price (P)/Volume (V)
PRICE
P1
P2
V1
V2
VOLUME
As Price falls (P1 to P2) Volume lifts (V1 to V2)
2. Risk (R)/Volume (V)
RISK
R 2
R 1
V1
V2
VOLUME
As Volume increases (V1 to V2) Risk rises (R1 to R2)
3. Cost (C)/Volume (V)
COST
C1
C2
V1
V2
VOLUME
As Volume increases (V1 to V2) Cost per loan falls (C1 to C2)

NOTES

Changes to the pricing models should impact on . . .

AFRICAN BANK

- Average interest yields
  - To start falling moderately
  - Impact on revenue lessened by increased loan sizes and volumes
- Administration fees
  - Earned on more smoothed basis
  - To grow in line with advances
- Insurance fee income
  - To decline in 2006, due to switch to monthly premiums
  - Impact largely complete by end of 2006
  - Stronger annuity flow into the future

Card project to be expanded

AFRICAN BANK

- Technical platform and operational capacity tested
  - Initial technical pilot completed
  - Larger propositional pilot launched
- If successful – roll-out mainly in second half of 2006
  - Full cost impact in 2006
  - Income contribution only in 2007

Objectives for 2006 and beyond . . .

Objective	Target for 2006
Sales growth	15% – 20%
Lending book growth	10% – 15%
Ordinary dividend cover	1.5 – 2.0 times
Cost-to-advances	17%
Bad debt-to-interest income	20%
Objective	**Medium-term target**
Economic profit growth	Consumer price inflation (CPI) +15%
RoE	30%
RoA	10%
Capital adequacy optimised	Minimise surplus capital as per capital model

NOTES

Shareholder information

Stock exchange codes

Listings exchange	JSE	
Sector	Speciality and other finance	
Sub-sector	Consumer finance	
Share codes		
Ordinary shares	JSE:	ABL
	Reuters:	ABLJ.J
	Bloomberg:	ABL SJ Equity
Preference shares	JSE:	ABLP
	Reuters:	ABLPp.J
ISIN codes		
Ordinary shares	ZAE000030060	
Preference shares	ZAE000065215	
Bond codes	ABL2	
	ABL3	
	ABL4	
ADR programme	Level 1	
ADR symbol	AFRVY	
Conversion ratio	1 ADR is equivalent to five ordinary shares	

Credit ratings

Agency (all ratings are national scale ratings)	Short-term rating	Long-term rating
Moody's Investors Service	Prime-1.za	A2.za
CA-Ratings	zaA1	zaA

Top beneficial holders

Beneficial owner	Holding	% 30 Sept 2005
Leon Kirkinis	15 788 365	3,17
Fidelity European Aggressive Fund	15 002 990	3,01
Gordon Schachat	13 040 000	2,62
Scottish Widows Emerging Markets Fund	11 804 166	2,37
Public Investment Corporation	10 422 476	2,09
Wood C	10 074 533	2,02

Top fund managers holding/managing ABIL shares

Manager	Holding	% 30 Sept 2005
Investec Asset Management	79 514 910	**15,96**
Fidelity Management and Research Company	33 293 904	**6,69**
Directors, management and staff	31 013 375	**6,22**
Eyomhlaba Investment Holdings	25 531 285	**5,12**
Scottish Widows Investment Partnership	25 375 562	**5,09**
Mondrian Investment Partners	21 223 165	**4,26**
Morgan Stanley Investment Management Limited	19 277 668	**3,87**
JP Morgan Fleming Asset Management	16 789 827	**3,37**
Genesis Investment Management Limited	11 276 969	**2,26**
Public Investment Corporation	10 422 476	**2,09**
Old Mutual Asset Managers	10 222 978	**2,05**
Wood C	10 074 533	**2,02**

JSE statistics

as at 30 September	2005	2004	2003	2002	2001
Traded price (cents per share)					
Close	**2 125**	1 299	725	525	779
High	**2 305**	1 380	770	950	965
Low	**1 299**	721	520	480	460
Market capitalisation (R million)	**10 590**	6 198	3 604	2 610	4 006
Value of shares traded (R million)	**6 943**	5 371	2 804	3 109	4 275
Value traded as % of market capitalisation	**66**	87	78	119	107
Volume of shares traded (millions)	**396**	528	455	449	543
Volume traded as % of number in issue	**80**	112	94	92	93
PE ratio	**12,2**	9,3	6,5	4,1	6,3
Dividend yield	**5,1**	5,1	5,9	5,1	1,3
Earnings yield	**8,2**	10,7	15,5	24,2	15,9
Period-end market price/NAV	**4,8**	2,3	1,2	1,1	1,9
Shares in issue net of treasury shares (millions)	**495**	471	474	490	504
Weighted number of shares in issue (millions)	**471**	472	484	489	586
Shares issued/(repurchased) (millions)	**21**		(20)		(108)
Number of shareholders	**34 301**	33 706	32 351	32 703	29 851

Financial definitions

Adjusted headline earnings
Reported headline earnings reduced by dividends paid to preference shareholders.

All-in tax rate (%)
The all-in tax rate is the income statement taxation charge (ie both indirect and direct taxation) expressed as a percentage of net income before taxation.

Attributable earnings per share (cents)
Attributable earnings per share is calculated by dividing the net income attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year.

Average gross interest-bearing advances
These comprise the monthly average gross advances, after deducting advances on which the group has stopped accruing interest.

Capital adequacy ratio (%)
The capital adequacy of banks is measured in terms of the Banks Act (Act no. 94 of 1990) requirements. The ratio is calculated by dividing the sum of tier 1 and tier 2 capital by the risk-weighted assets. The minimum South African total capital adequacy ratio for banks is 10% of risk-weighted assets.

Cash and cash equivalents
Cash and cash equivalents comprise cash on hand, deposits held on call with banks, investments in money market instruments and cash reserves held by the insurance company, net of bank overdrafts.

Cost-to-advances ratio (%)
The cost-to-advances ratio is calculated by expressing the operating expenses as a percentage of average gross interest-bearing advances.

Cost-to-income ratio (%)
The cost-to-income ratio is calculated by expressing the operating expenses as a percentage of total income (total income is also referred to as revenue).

Dividend cover (times)
Dividend cover is calculated by dividing attributable earnings per share by ordinary dividends per share.

Economic profit
Reported headline earnings less a charge for the cost of capital, based on average shareholder funds multiplied by the estimated average cost of equity for ABIL.

Effective tax rate (%)
The effective tax rate is the income statement taxation charge (ie both indirect and direct taxation) expressed as a percentage of net income before taxation, after taking into account the share of associate companies' income, disallowed VAT and RSC levies.

Fully diluted attributable earnings per share (cents)
Fully diluted attributable earnings per share is calculated by dividing attributable earnings by the fully diluted number of shares in issue during the year.

Fully diluted headline earnings per share (cents)
Fully diluted headline earnings per share is calculated by dividing headline earnings by the fully diluted number of shares

Fully diluted number of shares in issue
The fully diluted number of shares in issue is the weighted number of shares in issue adjusted for the impact of outstanding options under the ABIL Employee Share Participation Scheme as defined in AC104.

Headline earnings
Earnings attributable to ordinary shareholders excluding goodwill impairments and capital profits and losses.

Headline earnings per share (cents)
Headline earnings per share is calculated by dividing headline earnings by the weighted average number of ordinary shares in issue during the year.

Lending books
The lending books comprise the advances of the ongoing businesses of the group and on which new lending is taking place.

Net asset value per share (cents)
Net asset value per share is calculated as ordinary shareholders' equity divided by the number of ordinary shares in issue (net of treasury shares) at year-end.

Non-performing loans (NPLs)
Non-performing loans are defined as loans that have more than three cumulative instalments in arrears.

NPL coverage (%)
NPL coverage is calculated as the total impairment provisions (including ceded credit life reserves) divided by non-performing loans.

Operating margin (%)
Operating margin is calculated by expressing the net income before tax as a percentage of average gross interest-bearing advances.

Pay down books
The pay down books comprise the books on which no new lending is taking place and includes the Saambou personal loan book, the Persal book and the advances of the discontinued businesses.

Principal debt
Principal debt is the initial loan disbursed plus capitalised administration fees and credit life premiums, but excludes any future interest or settlement charge.

Return on assets (RoA) (%)
Return on assets is calculated by expressing adjusted headline earnings as a percentage of monthly average total assets.

Return on equity (RoE) (%)
Return on equity is calculated by expressing adjusted headline earnings as a percentage of monthly average shareholders' equity.

Risk-adjusted yield (%)
The risk-adjusted yield is calculated by expressing total revenue less the charge for bad and doubtful advances as a percentage of average gross interest-bearing advances.

Risk-weighted assets
Risk-weighted assets are determined by applying risk weights to balance sheet assets and off-balance sheet assets and commitments according to the relative credit risk of the counterparty. The risk weighting for each balance sheet asset and off-balance sheet commitment is defined by the regulations to the Banks Act (Act no. 94 of 1990).

Financial definitions (continued)

Sales

Sales constitute the aggregate of the principal debt of loans advanced in a period.

Statutory assets – bank and insurance

Statutory assets – bank and insurance comprises South African Reserve Bank cash and prudential liquid assets requirements together with insurance prudential cash reserves as required by the Financial Services Board.

Weighted number of shares in issue

The weighted number of shares in issue is calculated as the number of ordinary shares in issue at the beginning of the year, increased by shares issued during the year, reduced by shares cancelled or bought back during the year, further reduced by treasury shares as a result of share transactions in the ABIL Employee Share Trust, weighted on a time basis for the period which they have participated in the income of the group.

Administration

African Bank Investments Limited
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
(Ordinary share code: ABL) (ISIN: ZAE000030060)
(Preference share code: ABLP) (ISIN: ZAE000065215)

Board of directors
AS Mabogoane (Chairman), G Schachat (Deputy Chairman)*, L Kirkinis (CEO)*, JA de Ridder*, A Fourie*, DB Gibbon, BD Goba, AG Herselman*, JJ Kekane, SA Levitt, MLD Marole*, R Naidoo, BJT Shongwe, TM Sokutu*, BPF Steele, GZ Steffens (German), DFG Tembe (Mozambique), A Tugendhaft, DF Woollam*
** Executive*

Group Secretary
S Martin

Share transfer secretaries
Ultra Registrars (Pty) Limited
11 Diagonal Street, Johannesburg, 2001
PO Box 4844, Johannesburg, 2000
Telephone +27 11 834 2266
africanbank@ultrareg.co.za

Registered office
59 16th Road
Midrand, 1685
Private Bag X170, Midrand, 1685
Telephone +27 11 256 9000
Telefax +27 11 256 9504

Investor relations and shareholder details

Lydia du Plessis
Telephone +27 11 256 9246
Telefax +27 11 315 3404

Karen de Beer
Telephone +27 11 256 9048
Telefax +27 11 315 3404

Hilda Sons
Telephone +27 11 256 9196
Telefax +27 11 315 3404

Email: investor.relations@africanbank.co.za

Company's websites
www.africanbank.co.za
www.eyomhlaba.co.za

GRAPHICOR
33474

African Bank Investments Limited

credit

Supplement to the Programme Memorandum
Dated 18 August 2005

AFRICAN BANK

YOUR CREDIT BANK

AFRICAN BANK LIMITED

(Registration number 1975/002526/06)
(Incorporated with limited liability in the Republic of South Africa)

ZAR 3 500 000 000
Domestic Medium Term Note Programme

Under its ZAR3 500 000 000 Domestic Medium Term Note Programme (**"the Programme"**) African Bank Limited (**"the Issuer"** or **"African Bank"**) may from time to time issue notes (**"the Notes"**), which expression shall include Senior Notes and Subordinated Notes, each as defined under "Terms and Conditions of the Notes" (**"the Terms and Conditions"**) in the Programme Memorandum dated 10 September 2001, as supplemented by the Supplements dated 11 September 2003 and 9 July 2004 (**"the Programme Memorandum"**), denominated in South African Rand (**"ZAR"**). This supplement (**"the Supplement"**) to the Programme Memorandum is published for the purposes of updating the Programme Memorandum by updating the Programme in various respects.

This Supplement is supplemental to, and should be read in conjunction with the Programme Memorandum. This Supplement is deemed to be incorporated in, and to form part of, the Programme Memorandum.

Where any term is defined within the context of a particular clause or section in the Programme Memorandum, the term so defined, unless it is clear from the clause or section in question that the term so defined has limited application to the relevant clause or section, shall bear the meaning ascribed to it for all purposes in this Supplement, unless the context otherwise requires. Expressions defined in the Programme Memorandum shall bear the same meaning in this Supplement.

In the event of any conflict between the provisions or definitions of the Programme Memorandum and the provisions or definitions of this Supplement, the provisions or definitions, as the case may be, of this Supplement shall prevail. The remaining provisions of the Programme Memorandum, particularly the Terms and Conditions, shall apply, subject to any amendments required by this Supplement. All references to the Programme Memorandum shall mean the Programme Memorandum as supplemented by this Supplement.

Arranger

Nedbank Limited, acting through its division, Nedbank Capital

Lead Managers

Nedbank Limited, acting through its division, Nedbank Capital
FirstRand Bank Limited, acting through its Rand Merchant Bank division

Dealers

ABSA Bank Limited, acting through its division, ABSA Corporate and Merchant Bank
Deutsche Bank AG, Johannesburg Branch
FirstRand Bank Limited, acting through its Rand Merchant Bank division
Nedbank Limited, acting through its division, Nedbank Capital
The Standard Bank of South Africa Limited

The Issuer accepts responsibility for the information contained in this supplement to the Programme Memorandum (**"the Supplement"**). To the best of the knowledge and belief of the Issuer (who has taken all reasonable care to ensure that such is the case) the information contained in the Programme Memorandum, as supplemented hereby, is in accordance with the facts and does not omit anything likely to affect the import of such information.

The Issuer, having made all reasonable enquiries, confirms that the Programme Memorandum, as supplemented hereby, contains or incorporates all information which is material in the context of the issue and the offering of Notes, that the information contained or incorporated in the Programme Memorandum and the Supplement, is true and accurate in all material respects and is not misleading, that the opinions and the intentions expressed in the Programme Memorandum and the Supplement are honestly held and that there are no other facts the omission of which would make the Programme Memorandum and the Supplement, or any of such information or expression of any such opinions or intentions misleading in any material respect.

The Programme Memorandum and the Supplement are to be read in conjunction with all documents which are deemed to be incorporated therein by reference (see "**Documents Incorporated by Reference**" in the Programme Memorandum). The Programme Memorandum and the Supplement shall be read and construed on the basis that such documents are incorporated into and form part of the Programme Memorandum and the Supplement, as the case may be.

The Arranger, the Dealers, other professional advisers and BESA have not separately verified the information contained herein. Accordingly, no representation, warranty or undertaking, express or implied, is made and no responsibility is accepted by the Arranger or the Dealers, or other professional advisers or BESA as to the accuracy or completeness of the information contained in the Programme Memorandum or the Supplement or any other information provided by the Issuer. The Arranger, the Dealers, other professional advisers and BESA do not accept any liability in relation to the information contained in the Programme Memorandum or the Supplement or any other information provided by the Issuer in connection with the Programme.

No person has been authorised to give any information or to make any representation not contained in or not consistent with the Programme Memorandum or the Supplement, or any other information supplied in connection with the Programme and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuer, the Arranger or any of the Dealers.

Neither the Programme Memorandum nor the Supplement, nor any other information supplied in connection with the Programme is intended to provide a basis for any credit or other evaluation, or should be considered as a recommendation by the Issuer, the Arranger, any of the Dealers or BESA that any recipient of the Programme Memorandum, the Supplement or any other information supplied in connection with the Programme should purchase any Notes.

Each investor contemplating the purchase of any Notes should make its own independent investigation of the financial condition and affairs, and its own appraisal of the creditworthiness, of the Issuer. Neither the Programme Memorandum, the Supplement nor any other information supplied in connection with the Programme constitutes an offer or invitation by or on behalf of the Issuer, the Arranger or any of the Dealers to any person to subscribe for or to purchase any Notes.

The delivery of the Programme Memorandum or the Supplement does not at any time imply that the information contained therein concerning the Issuer is correct at any time subsequent to the date hereof or that any other financial statements or other information supplied in connection with the Programme is correct as of any time subsequent to the date indicated in the document containing the same. The Arranger and Dealers expressly do not undertake to review the financial condition or affairs of the Issuer during the life of the Programme. Investors should review, *inter alia*, the most recent financial statements, if any, of the Issuer and the African Bank Group when deciding whether or not to purchase any Notes.

Neither the Programme Memorandum nor the Supplement constitutes an offer to sell or the solicitation of an offer to buy any Notes in any jurisdiction to any person to whom it is unlawful to make the offer or solicitation in such jurisdiction.

The distribution of the Programme Memorandum and/or the Supplement and the sale or offer of Notes may be restricted by law in certain jurisdictions. None of the Issuer, the Arranger, the Dealers or the other professional advisers represents that the Programme Memorandum or the Supplement may be lawfully distributed, or that any Notes may be lawfully offered, in compliance with any applicable registration or other requirements in any such jurisdiction, or pursuant to an exemption available thereunder, or assumes any responsibility for facilitating any such distribution or offering. In particular, no action has been taken by the Issuer, the Arranger, the Dealers or the other professional advisers which would permit a public offering of any Notes or distribution of the Programme Memorandum or this Supplement in any jurisdiction where action for that purpose is required. Accordingly, no Notes may be offered or sold, directly or indirectly, and neither the Programme Memorandum nor the Supplement, nor any advertisement or other offering material may be distributed or published in any jurisdiction, except under circumstances that will result in compliance with any applicable laws and regulations, and the Dealers have represented that all offers and sales by them will be made in compliance with this prohibition.

Persons into whose possession the Programme Memorandum, the Supplement or any Notes come must inform themselves about, and observe, any such restrictions. In particular, there are restrictions on the distribution of the Programme Memorandum, the Supplement and the offer, issue or sale of Notes in the United States of America, the United Kingdom and the Republic of South Africa.

The Notes have not been and will not be registered under the United States Securities Act of 1933 (the "Securities Act"). Notes may not be offered, sold or delivered within the United States of America or to U.S. persons except in accordance with Regulation S under the Securities Act.

All references in this document to "**Rands**", "**ZAR**" and "**South African Rand**" refer to the currency of the Republic of South Africa.

Where any term is defined within the context of a particular clause or section in the Programme Memorandum or the Supplement, the term so defined, unless it is clear from the clause or section in question that the term so defined has limited application to the relevant clause or section, shall bear the meaning ascribed to it for all purposes in the Programme Memorandum and the Supplement, unless qualified by the terms and conditions of any particular Tranche of Notes (as defined in the Terms and Conditions) as set out in the applicable Pricing Supplement or unless the context otherwise requires. Expressions defined in the Programme Memorandum shall bear the same meanings in supplements to the Programme Memorandum, which do not themselves contain their own definition and in the Supplement. Expressions defined in this Supplement shall bear the same meanings in supplements, which do not themselves contain their own definition.

In connection with the issue and distribution of any Tranche of Notes, the Dealer disclosed as the approved stabilising manager in the applicable Pricing Supplement may over-allot or effect transactions which stabilise or maintain the market price of the Notes of the Series (as defined in the Terms and Conditions) of which such Tranche forms part, at a level which might not otherwise prevail. Such stabilising shall be carried out in accordance with all applicable laws and regulations, and if commenced, may be discontinued at any time.

TABLE OF CONTENTS

AMENDMENTS TO THE PROGRAMME MEMORANDUM....5

THE ISSUER....6

USE OF PROCEEDS....29

REPORT OF THE INDEPENDENT AUDITORS....30

SOUTH AFRICAN TAXATION....31

SUBSCRIPTION AND SALE....33

GENERAL INFORMATION....34

AMENDMENTS TO THE PROGRAMME MEMORANDUM

All references in the Programme Memorandum to the Financial Markets Control Act, 1989 or the Custody and Administration of Securities Act, 1992 shall be to the Securities Services Act, 2004 (or any successor Act thereto).

THE ISSUER

Content **Page**

1.	Profile and company structure	7
2.	Credit ratings	9
3.	Ownership	10
4.	Business activities and products	11
5.	Funding philosophy	13
6.	Capital adequacy	15
7.	Interim results 2005	17
8.	Advances and sales	18
9.	Asset quality	20
10.	Legal structure	22
11.	ABIL income statement	23
12.	ABIL balance sheet	24
13.	African Bank Limited income statement	25
14.	African Bank Limited balance sheet	26
15.	Capitalisation of African Bank Limited	27
16.	Board of directors and group secretary	28

Note:

1. Unless otherwise stated herein, all statistics and numbers contained in this section are as at 31 March 2005.

2. All information set out in the Issuer sections of the Supplements dated 11 September 2003 and 9 July 2004 shall apply as if specifically incorporated herein, save to the extent superseded hereby.

PROFILE AND COMPANY STRUCTURE

African Bank Limited ("African Bank" or "the Issuer") is a wholly-owned subsidiary of African Bank Investments Limited ("ABIL"), which is a publicly quoted bank-controlling company listed on the JSE Limited (the "JSE").

HISTORY

Prior to 1998, African Bank operated for 24 years as a small commercial bank with its roots in, and concentrating on, the historically disadvantaged market.

Subsequent to its acquisition by the JSE-listed Theta Group Limited in 1998, African Bank was merged with King Finance Corporation ("King"), Alternative Finance ("Altfin") and Unity Financial Services ("Unity"), three loan finance companies owned by the Theta Group Limited.

Non-core assets and business activities of the former African Bank were disposed of, and only the business activities relevant and complementary to the core business of King, Altfin and Unity, were retained to form the new African Bank. African Bank's original retail deposit taking and transaction banking activities were phased out.

In December 1999, Theta Group Limited changed its name to African Bank Investments Limited. In August 2002, African Bank acquired the R2,8 billion Saambou Personal Loans book ("the Saambou PLB") for R1 billion. The integration of this book into African Bank and the restructuring of Theta Investments commenced in September 2002, cementing ABIL's position as the market leader in the provision of unsecured credit.

Over the past three years the ABIL Group ("the Group") focused primarily on optimising its business model, enhancing its service offering to its clients, re-establishing appropriate growth patterns and providing its funders and shareholders with satisfactory returns.

Our mission is to create choice, opportunity and growth through the provision of credit.

ABIL's strategy is to underwrite and fund largely unsecured credit risk through the provision of personal loans to the formally employed emerging market. ABIL's profitability and sustainability is dependent on its ability to underwrite this risk and efficiently manage the collections process.

Key elements to the Group's strategy may be summarised as follows:

- Focusing and applying the Group's core skills and competencies towards the successful management of credit risk to yield acceptable returns to all of ABIL's key stakeholders.
- Eliminating other financial risks as far as possible. African Bank maintains a positive liquidity gap at all times and interest rate risk is neutralised. The Group has limited tax risk, no market risk and no foreign exchange risk.
- A single-minded focus on the niche markets and products in which it has a core competence and a market-leading position.
- Proactively servicing client needs through direct interaction with clients and fast turnaround time.
- Investment into innovation of new products and channels in its niche.
- Pricing for risk and a conservative approach to loan sizes and term.
- Strong investment into credit risk management and collection techniques.
- Focus on RoA and RoE.
- Conservative and early provisioning methodology.
- High capital adequacy and cash generation.

Key to the underwriting process is the Group's capability to price its products for the cost of doing business (operating expenses) and the risk of doing business (bad debts) in order to earn a return on assets which, geared through an appropriate capital structure, will result in its targeted returns on equity.

LEGAL STRUCTURE

The following table is an abridged legal structure, which includes all the main operating entities. Refer to page 22 for a full legal structure including all the dormant subsidiaries.



AFRICAN BANK INVESTMENTS LIMITED
AFRICAN BANK LIMITED
Credit Banking
DIVISIONS
African Bank Retail
Collections
Credit Indemnity
Commercial Vehicle Finance
ABCommerce
African Bank Miners Credit
Standard Bank JV
THE STANDARD GENERAL INSURANCE COMPANY LIMITED
Insurance
100%
THETA INVESTMENTS (PTY) LIMITED
Investments
100%
Property Companies and Dormant Subsidiaries
African Contractor Finance – 100%
(being wound down)
Gilt Edged Management Services – 100%
(being wound down)
Miners Credit Guarantee – 100%
(50% investment into Teba Credit – JV with Teba Bank Limited)

African Bank is the main operating entity of the Group and comprises the lending activities of African Bank Retail, the Standard Bank JV, the Collections division, and the businesses that have been divisionalised from the Theta Investments (Proprietary) Limited ("Theta Investments") group. With the exception of a secured loan against the property held in Credit Save (Proprietary) Limited ("Credit Save"), all external funding in the Group is contained within African Bank.

Refer to pages 23 to 24 for a detailed income statement and balance sheet for this entity.

The Standard General Insurance Company Limited ("Stangen") is a registered long-term insurance company which exclusively underwrites credit life products linked to loans issued by African Bank. Its balance sheet as at 31 March 2005 comprised shareholder funds, actuarial life reserves and current liabilities of R630 million, matched by assets primarily consisting of interbank cash and other near cash investments. As surplus capital builds up in the insurance company, dividends are declared up to ABIL to either fund external dividend payments or to inject further capital into African Bank.

Theta Investments was the Group's private equity investment vehicle as it made investments into new products and markets. Over the last 2 years ABIL has been executing a rationalisation of the Theta Investments group which has consisted of the divisionalisation into African Bank of those businesses that had matured and reached critical mass, the selling of certain businesses that did not fit into the core competence of the Group and the winding down of businesses that had failed to reach critical mass. Theta Investments does not have any external funding obligations and is funded with internal capital.

A property company, Credit Save, owns the Midrand support centre building and is funded by a structured finance loan secured against the value of the property. As at 31 March 2005, the property was accounted for at R52 million.

CREDIT RATINGS

African Bank Limited has a domestic long-term rating of A2.za and a domestic short-term rating of Prime-1.za from Moodys. It also has a za A- long-term and za A1 short-term rating from CA Ratings. These ratings were both issued and/or affirmed in May 2004.

	2002	2003	2004	2005
Long-term rating				
Moodys	n/a	n/a	A2.za	A2.za ("A" equivalent)
CA Ratings	za BBB+	za A-	za A-	za A-
Short-term rating				
Moodys	n/a	n/a	Prime – 1/za	Prime – 1/za ("A" equivalent)
CA Ratings	za A2	za A1	za A1	za A1

OWNERSHIP

ABIL has a well-diversified shareholder base with over 30 000 shareholders, many of whom form part of the international investment community. Foreign institutions currently hold 46% of the total issued share capital of ABIL. The table below contains a list of the major shareholders in ABIL as at May 2005. ABIL encourages an owner-manager philosophy with directors and management holding 4.8% of the shares in ABIL.

Fund Manager/Shareholder Holding as at May 2005	Present Holding	Per cent. Holding
Investec Asset Management (ZA)	71 627 096	15.01
Scottish Widows Investment Ptnrship (SC)	23 792 583	4.99
Morgan Stanley Investment Mgmt Ltd (UK)	23 596 463	4.95
Directors, Management & Staff (ZA)	22 759 365	4.77
Fidelity International (LU)	15 962 709	3.35
Metropolitan Asset Managers (ZA)	15 564 897	3.26
RMB Asset Management (ZA)	14 118 813	2.96
Fidelity Investment Services Ltd (UK)	12 280 709	2.57
Fidelity International Limited (US)	11 989 991	2.51
Grantham Mayo Van Otterloo & Co LLC (US)	11 169 030	2.34
STANLIB Asset Management (ZA)	10 455 916	2.19
Wood C (ZA)	10 074 533	2.11
Old Mutual Asset Managers (ZA)	9 864 344	2.07
Mondrian Investment Partners Ltd (UK)	9 818 610	2.06

BUSINESS ACTIVITIES AND PRODUCTS

AFRICAN BANK INVESTMENTS LIMITED ("ABIL")

ABIL supplies short-term, unsecured credit to mainly historically disadvantaged individuals. Personal loans granted by the Group are mostly used for housing and education. Credit is advanced only once an individual risk assessment is completed which includes an individual credit score for debit order products as well as an affordability assessment.

ABIL has been at the forefront of lending into this market, and has built a strong branded presence in its market with 1,3 million active accounts. The Group uses branches and in-house sales agents to reach its clients. It operates through its own branded distribution network of branches and sales offices throughout South Africa. The sales agents have no credit granting authority as this is done centrally. The Group operates through 3 brands, namely African Bank, Credit Indemnity and African Bank Miners Credit.

African Bank

African Bank is a cash-free operation with disbursements and collections taking place via electronic transfer through the interbank payments system. Approved loan amounts are transferred directly to the client's bank account, and are repaid through one of the following mechanisms:

- Payroll deduction; or
- Debit order facility.

Payroll loans are classified into categories, reflecting the level of risk associated with lending to a specific company's employees and are backed by agreements with the relevant corporates. The products are primarily offered by sales agents visiting clients at their place of employment. The terms of payroll loans vary from 6 to 36 months (average 23 months) and the amounts available range from R1 000 to R20 000 (average R10 000). Interest rates vary according to the level of risk associated with specific customer profiles.

Debit order loans are based on individual credit scoring and affordability tests, and payments secured through debit orders from the client's bank account. These loans are marketed through the sales agents and branded service points. The term of the debit order loans varies from 12 to 35 months (average 18 months) and the amounts available range from R1 500 to R10 000 (average R5 500).

Credit Indemnity

Credit Indemnity has been operating for more than 25 years and offers personal cash loans to low and moderate-income earners. Credit Indemnity is a character-based lender, which means that individuals are individually scored, no security is taken, and that there are no direct deduction arrangements; clients are expected to come to the branches to repay their loans. The business relies heavily on behavioural scoring to drive credit decisions for repeat business with clients. The average loan size in Credit Indemnity is R1 900 and the average loan term is 6 months.

African Bank Miners Credit

African Bank Miners Credit provides unsecured loans to employees in the mining sector. This division operates through 110 of its own branches in towns around the country, on mines, 120 outlets in mining hostels managed for MFS (a joint venture with Mineworkers Investment Corporation) and in concession stores (retail credit for purchases).

Joint Venture – The Standard Bank of South Africa Limited ("Standard Bank")

African Bank has a joint venture agreement with Standard Bank to further develop African Bank's business. The joint venture is co-funded (47:53) (i.e. Standard Bank 47% and African Bank 53%), with costs and profits allocated on a 60:40 basis. In terms of the joint venture, African Bank's loan products are sold to Standard Bank's E-plan customers through Standard Bank's branch network. For African Bank a key benefit of the relationship is that it provides access to Standard Bank's extensive customer base.

Stangen

Stangen (which falls within the ambit of African Bank Retail) is the entity through which all personal loan-related life assurance products are underwritten. Stangen is registered as a long-term insurance company and has a licence to market credit life and level life policies.

As security for loans granted by African Bank Retail, credit life policies are underwritten by Stangen to its customers and are ceded to African Bank Retail. Clients have the option to substitute their own credit life policies as security, as long as the substitute policies carry benefits equivalent to the Stangen policies.

Credit life policies cover the obligations of policyholders, in the event of death, permanent and/or temporary disability and retrenchment.

FUNDING PHILOSOPHY

African Bank adopts a very conservative funding strategy with a positive liquidity gap being maintained at all times (liabilities maturing longer than its assets). African Bank funds its assets with longer-dated liabilities through the wholesale debt and corporate bond markets. Exposure to shorter-term maturing liabilities is managed by maintaining a strategic surplus cash buffer in addition to the statutory liquid asset requirements. Liabilities are also structured to maintain a diversified portfolio in terms of sources of funding, maturity profile and funding instruments.

African Bank maintains a neutral interest rate position by funding through predominantly fixed-rate liabilities that match its mainly fixed-rate lending, thereby creating a natural interest rate hedge.



Funding Composition - African Bank as at
31 March 2005
4%
28%
2%
11%
55%
Equity
Interbank funding
Intergroup funding
Debt instruments
Customer Deposits

The graph below depicts the conservative funding strategy adopted by African Bank with 73% of its liabilities being longer than one year.



Maturity Ladder of Funding Liabilities (excluding intergroup deposits)
(31 March 2005)
50%
40%
30%
20%
10%
0%
incl ABL2
incl ABL3
Call
1m
2m
3m
4-6m
7-12m
13-24m
25-36m
37-48m
49m+

The graph below shows the net liquidity gap between maturing liabilities and projected cashflows. The cumulative projected cashflows from loan advances and other maturing assets exceed corresponding liabilities in the short and medium term. At present the Group has a net positive liquidity position up to one year of R3,1 billion.



Capital Maturity as at 31 March 2005
3 500
3 000
2 500
2 000
1 500
1 000
500
0
ABL2
ABL3
Call*
1m
2m
3m
4-6m
7-12m
13-24m
25-36m
37-48m
49+
Assets
Liabilities
Cumulative Net Position
* - Includes R500m deposited by ABIL as a result of the issue of the preference shares and which contras out at a group level

African Bank's low sensitivity to changes in interest rates is achieved by maintaining the bulk of its assets and liabilities at fixed rates. The table below illustrates the effect on net interest income arising from a 2% change in market interest rates. The Group faces low levels of interest rate risk with African Bank's interest rate hedge ensuring that the change to net interest income arising from a change in interest rates is small.

R '000 as at 31 March 2005	0-6m	7-12m	Full Period
2% interest rate increase			
- Interest receivable increase	12 565	15 616	28 181
- Interest payable increase	(4 657)	(8 195)	(12 852)
- Net change in net interest	7 907	7 421	15 328
2% interest decrease			
- Interest receivable decrease	(12 565)	(15 616)	(28 181)
- Interest payable decrease	4 657	8 195	12 852
- Net increase in net interest	(7 907)	(7 421)	(15 328)

CAPITAL ADEQUACY

ABIL operates in an environment that requires higher levels than the minimum level of capital of 10% to risk weighted assets, as set by the Banks Act, 1990. Capital is required to ensure that there is a sufficient risk cushion to protect the balance sheet from shocks as well as to provide a sufficient level of credit enhancement for the raising of debt at competitive rates.

The capital adequacy for ABIL as at 31 March 2005 was 41.2% (September 2004: 40.4%).

CAPITAL ADEQUACY

	African Bank			ABIL group		
R Millions	**Mar 05**	**Sep 04**	**Mar 04**	**Mar 05**	**Sep 04**	**Mar 04**
Total assets						
On-balance sheet assets	6 823	7 241	6 073	7 000	7 335	6 153
Off-balance sheet assets & commitments	219	186	180	179	134	126
	7 042	7 427	6 253	7 180	7 469	6 279
Risk weighted assets	5 841	5 723	5 489	6 858	6 652	6 499
Total capital						
Tier 1	1 968	1 892	1 651			
Tier 2	61	96	96			
Total	2 029	1 988	1 747	2 822	2 688	2 391
Capital adequacy						
Tier 1	33.7%	33.1%	30.1%			
Tier 2	1.1%	1.7%	1.7%			
Total	34.7%	34.7%	31.8%	41.2%	40.4%	36.8%

ABIL has developed a methodology that is applied to its different asset classes to obtain an optimal level of capital to be maintained. A brief description of the main classification is set out below:

- Non-performing loans ("NPLs") – the Group considers it prudent to maintain capital equal to 100% of the residual NPLs that are not covered by the total provisions held.
- Performing loans – the Group maintains capital equal to three times the average annual credit losses expected on these loans.
- Cash reserves – these are primarily invested with A1 banks and a capital ratio of 2% is maintained.
- Goodwill – 100% capital is maintained.
- Other assets – capital of 20% is maintained.
- Share options – capital is impaired to the extent that the intrinsic value of share options due in the next 12 months is not covered by treasury shares held

The above may be represented in the following table:

CAPITAL ALLOCATION MODEL

As at 31 March 2005

R Millions	Balance sheet: Ongoing businesses	Balance sheet: Paydown books	Balance sheet: Total balance sheet	% capital required	Ideal / Optimal capital: Ongoing businesses	Ideal / Optimal capital: Paydown books	Ideal / Optimal capital: Total balance sheet
Non-performing loans	1 169	637	1 806				
Less provisions for impairment	(879)	(407)	(1 286)				
Net book value	290	230	520	100.0%	290	230	520
Performing loans	3 936	273	4 209	29.0%	1 139	79	1 218
Cash reserves	1 936	0	1 936	2.0%	39	0	39
Goodwill	14	0	14	100.0%	14	0	14
Deferred tax asset	24	0	24	100.0%	24	0	24
Policyholders' investments	60	0	60	0.0%	0	0	0
Other assets	239	0	239	20.0%	48	0	48
Total on balance sheet assets	6 498	503	7 000	0.0%	0	0	0
Off balance sheet assets	179	0	179	20.0%	36	0	36
Total assets	6 677	503	7 180				
Insurance company CAR					119		119
Capital impairment for option scheme					12		12
Ideal capital					1 720	309	2 029
Group risk weighted assets (per DI returns)			6 858				

	% of risk weighted assets	
Actual qualifying capital as at 31 Mar 05	41.2%	2 822
Ordinary dividends declared but not yet paid (incl. STC)	(4.1%)	(279)
Special dividends declared but not yet paid (incl. STC)	(5.5%)	(376)
Adjusted qualifying capital	31.6%	2 167
Ideal / Optimal capital as at 31 Mar 05	29.6%	2 029
Surplus capital	2.0%	138

Cash Reserves

In addition to the R514 million in statutory and prudential cash reserves (liquid and insurance prudential investments), the Group has built up available cash reserves of R1 421 million as at 31 March 2005. These reserves include the proceeds from the recent preference share issue, however exclude the ordinary and special dividends declared but not yet paid, as set out above.

INTERIM RESULTS 2005

The six months to March 2005 has been a period of consistent and steady delivery on the drivers of the business that are key to the Group achieving its targeted and sustained return on equity for shareholders. Headline earnings per share were 69.2 cents compared to 67.6 cents for the prior period. Return on equity improved from 25.9% to 27.4%. Both these performance indicators were affected by the expensing of a R60 million secondary tax on companies ("STC") charge on the special dividend paid in December 2003.

The major drivers of the results for the six months to 31 March 2005 were:

Yields – The total yield on advances improved from 59.5% to 62.2%. This was due to continued changes in the mix of the portfolio towards retail debit order loans as well as significant write-offs and collections of low-yielding, non-performing loans and pay down books. Non-interest income was negatively impacted by a change in the accounting methodology for administration fees, a portion of which is now amortised over the life of the loan.

Sales – Turnover increased by 15% over the prior period, leading to a 14% increase in the lending books.

Bad debts – The charge for bad debts was R255 million compared to R238 million for the prior period, or 9.8% of average interest-bearing advances (H1 2004: 9.3%) and 19.3% of interest income (H1 2004: 19.3%) reflecting a stable credit environment.

Operating costs – Expenditure fell by 7% from R508 million to R471 million over the period. This reduction, combined with increased sales and advances, improved both the cost-to-income ratio to 29.2% (H1 2004: 33.5%) and cost-to-advances ratio to 18.2% (H1 2004: 19.9%) and the Group remains on track to bring the latter ratio down to 17% by 2006.

Net financing costs – Other interest income benefited from the early issue of the ABL3 Notes to redeem the ABL1 Notes, but this was offset by increased interest expense as a result of the higher gearing levels. The average cost of funds continued to fall from 13.0% to 12.3% due to a favourable interest rate environment and the repayment of more expensive debt.

The above drivers combined to produce an 18% increase in profit before tax from R607 million to R718 million.

Taxation – The total taxation charge reduced from 46.8% to 40.8%, due mainly to less STC being paid as a result of the special dividend of 53 cents declared in 2004 (2003: 100 cents).

Looking ahead

ABIL is on track to at least achieve its objectives of a 30% return on equity and a 10% return on assets for the full year to 30 September 2005. In order to achieve this, the Group anticipates certain trends in its key business drivers. Growth in the lending books from increased sales are expected to be similar to that achieved in the first half of the financial year, overall yields will moderately increase but are expected to peak by September 2005, bad debts should remain steady, and operating costs will further benefit from efficiency strategies being implemented.

ADVANCES AND SALES

ANALYSIS OF ADVANCES BOOK

The advances book of the Group for the period ended 31 March 2005 is provided in the table below:

ADVANCES ANALYSIS

R Millions	% y-o-y growth	March 2005	% growth	September 2004	% growth	March 2004
Lending books	**14%**	**5 104**	**9%**	**4 685**	**5%**	**4 467**
African Bank - retail debit order	30%	2 883	15%	2 511	13%	2 213
African Bank - payroll	(26%)	847	(9%)	934	(19%)	1 152
Credit Indemnity	16%	436	8%	403	7%	376
Miners Credit	25%	444	17%	379	6%	356
Standard Bank JV	29%	295	8%	273	19%	229
Commercial Vehicle Finance	63%	230	23%	187	33%	141
Provision for deferred admin fees	0%	(31)	0%	0	0%	0
Pay down books	**(50%)**	**910**	**(37%)**	**1 444**	**(20%)**	**1 804**
Persal	(32%)	242	(20%)	302	(15%)	355
Saambou PLB	(46%)	647	(31%)	931	(23%)	1 204
Gilt Edged Management Services	(82%)	21	(79%)	99	(15%)	116
African Contractor Finance	(100%)	0	(100%)	94	(7%)	101
ABCommerce	(100%)	0	(100%)	18	(33%)	26
Quatro & Other	(100%)	0	0%	0	(100%)	2
Gross advances	**(4%)**	**6 014**	**(2%)**	**6 129**	**(2%)**	**6 272**
Less: Non-interest-bearing advances	(30%)	796	(23%)	1 029	(9%)	1 135
Gross interest-bearing advances	**2%**	**5 218**	**2%**	**5 100**	**(1%)**	**5 136**

The lending books increased by 14% during the past twelve months and 9% since September 2004.

The African Bank debit order products achieved strong growth of 30%, continuing the switch of focus away from payroll-based products. The impact of the extension of average term to better performing clients is evident in Credit Indemnity, where a 3% increase in sales has led to a 16% increase in the advances book and in Miners Credit, where a 14% sales growth translated into a 25% increase in the advances book. The demand for taxi finance in African Bank Commercial Vehicle Finance remained strong.

The Group took a decision to aggressively write off NPLs from the pay down books (comprising the acquired Saambou PLB and Persal portfolios on which no new lending is taking place, as well as the businesses in Specialised Lending that are being wound down). This, together with continued strong collections on the performing Saambou PLB, have resulted in a 37% decline in the pay down books since September 2004.

The lending books at R5,1 billion, now comprise 85% of the total gross advances (March 2004: 71%).

Gross interest-bearing advances grew marginally from R5 136 million in March 2004 to R5 218 million. Higher sales offset the rate of reduction in the pay down books. The loans on which interest has been suspended fell 23% to R796 million (September 2004: R1 029 million) primarily as a result of the high write-offs.

Average balances have continued to climb in line with the Group's view of risk, and term across the businesses has been extended. The total number of active loans in the pay down books declined from 225 000 to 114 000 as a result of the write-offs over the past year.

ASSET QUALITY

ASSET QUALITY ANALYSIS

R Millions	March 2005	% Change	September 2004	% Change	March 2004
Advances					
Performing	4 209	8%	3 883	1%	3 852
Non-performing	1 806	(20%)	2 246	(7%)	2 419
Total	6 014	(2%)	6 129	(2%)	6 272
Impairment provisions and reserves					
Portfolio impairment provisions	35	15%	31	(9%)	34
Balance at beginning of period	31		34		30
Impairment provisions raised (released)	4		(3)		4
Acquisitions / (disposals) of portfolio provisions	0		(0)		0
Specific impairment provisions	1 121	(26%)	1 514	(7%)	1 630
Balance at beginning of period	1 514		1 630		1 793
Impairment provisions raised	301		297		270
Bad debts written off (against impairment provision)	(694)		(412)		(434)
Acquisitions / (disposals) of specific impairment provisions	0		(1)		0
Stangen credit life reserves	130		112		102
Total impairment provisions	1 286		1 657		1 765
Other insurance coverage	0		0		35
Total impairment provisions and reserves	1 286	(22%)	1 657	(8%)	1 800

Income statement charges	***6 months to March 2005***		**6 months to September 2004**		**6 months to March 2004**
Charge for bad and doubtful debt	255	4%	246	4%	238
Portfolio impairment provisions raised	4		(3)		4
Specific impairment provisions raised	301		297		270
Recoveries	(51)		(48)		(36)
Ratio's					
NPL's as a % of total advances	30.0%		36.6%		38.6%
Total impairment provisions as % of NPLs (NPL coverage)	71.2%		73.8%		74.4%
Specific impairment provisions as % of total advances	18.6%		24.7%		26.0%
Portfolio impairment provisions as % of total advances	0.6%		0.5%		0.5%
Credit life reserves as % of total advances	2.2%		1.8%		2.2%
Total impairment provisions and reserves as a % of total advances	21.4%		27.0%		28.7%
I/S charge for bad debt as a % of average gross advances	9.8%		9.7%		9.3%
Bad debt write-offs as a % of average gross advances	22.5%		13.3%		13.7%
Recoveries as a % of write-offs	7.3%		11.6%		8.2%

Non-performing loans

NPLs reduced by R440 million over the 6 months from R 2 246 million in September 2004 to R1 806 million in March 2005. The decrease in NPLs and resultant decline in provisions was due to:

- the positive credit environment, which resulted in steady new non-performing loans flowing in from the performing portfolios,
- write-offs of NPLs against provisions of R694 million in the first 6 months of 2005, and
- increased cash collections on the NPL portfolios.

Provisions

Provision coverage has remained stable on the lending books at 75.2%, but has reduced on the pay down books as a result of the write-offs, leaving behind the better performing NPLs. The remaining NPLs on the pay down books are predominantly in a mature legal collections process with regular cash flows, which require lower provisions but would mostly remain in NPLs for the duration of the repayment period.

LEGAL STRUCTURE


AFRICAN BANK INVESTMENTS LIMITED
AFRICAN BANK LIMITED
Credit Banking
100%
Divisions
AB Retail
Collections
Credit Indemnity
Commercial Vehicle Finance
ABCommerce
African Bank Miners Credit
ACFC
40%
Standard Bank JV
100%
Alternative Finance ☼▲
100%
King Finance ☼▲
100%
Liberal Holdings Shareblock ☼▲
100%
Unity Financial Services ☼▲
THE STANDARD GENERAL INSURANCE COMPANY LIMITED
Assurance
100%
Credit Save ¹
100%
Credit Indemnity Property ¹
100%
Goodbye Property ▲
100%
BTU Trading and Underwriting ▲
100%
BSG Management Co. ▲
100%
Garganey Investments ▲
100%
ABIL Employee Share Trust ♦
THETA INVESTMENTS (PROPRIETARY) LIMITED
Investments
100%
100%
African Contractor Finance ³
100%
Gilt Edged Management Services ³
100%
Miners Credit Guarantee and extended group ²
100%
Credit Indemnity ☼▲
100%
A1 Taxi House ☼▲
100%
A1 Taxi Finance ☼▲
Union Micro Loans ▲
100%
Theta Capital ▲
100%
Assure Direct ▲
100%
Credit Direct ▲
100%
Soletrade Seven t/a Quatro ³
100%

▲ Dormant
☼ Has been divisionalised into African Bank Limited
♦ Trust
¹ Property companies
² Part divisionalised
³ Being wound down

GROUP INCOME STATEMENT

For the 6 months ended 31 March 2005

R Millions		Unaudited 6 months to 31 March 2005	% change	Unaudited 6 months to 31 March 2004	Audited 12 months to 30 Sept 2004
Revenue					
Interest income on advances		1 324	8%	1 231	2 490
Net assurance income		173	23%	141	291
Non-interest income		117	(19%)	145	294
Total revenue		**1 615**	6%	**1 517**	**3 074**
Charge for bad and doubtful advances		(255)	7%	(238)	(484)
Risk adjusted revenue		**1 360**	6%	**1 279**	**2 591**
Other interest income		87	86%	46	118
Interest expense		(258)	22%	(212)	(453)
Operating costs		(471)	(7%)	(508)	(946)
Net income from operations		**717**	18%	**606**	**1 310**
Share of associate companies' income		0	(83%)	1	1
Net income before taxation		**718**	18%	**607**	**1 311**
Indirect taxation: VAT and RSC		(25)	(15%)	(29)	(69)
Direct taxation: STC		(66)	(16%)	(78)	(100)
Direct taxation: SA Normal		(202)	15%	(176)	(386)
Net income after taxation		**424**	31%	**323**	**755**
Minority interest		0	(100%)	1	1
Attributable earnings		**424**	31%	**324**	**756**
Reconciliation of headline earnings and per share statistics					
Attributable earnings		**424**	31%	**324**	**756**
Adjusted for:					
Goodwill amortised		4		4	7
Other capital items		0		(1)	(1)
Headline earnings		**428**	31	**327**	**762**
Number of shares in issue (net of treasury shares)	Mill	466.7		469.7	472.3
Weighted number of shares in issue	Mill	470.7		472.2	471.6
Fully diluted weighted number of shares in issue	Mill	496.5		491.9	489.4
Headline earnings per share	cents	91.0	32%	69.2	161.6
Fully diluted headline earnings per share	cents	86.3	30%	66.5	155.7
Attributable earnings per share	cents	90.2	32%	68.6	160.3
Fully diluted attributable earnings per share	cents	85.5	30%	65.8	154.5
Ordinary dividends per share					
Interim - declared	cents	52		35	35
Final	cents				57
Total ordinary dividends		**52**	49%	**35**	**92**
Special dividend	cents				53
Total dividends	cents	**52**		**35**	**145**

GROUP BALANCE SHEET

As at 31 March 2005

R Millions	Unaudited 31 March 2005	% change	Unaudited 31 March 2004	Audited 30 Septem ber 2004
Assets				
Fixed assets	124	(24%)	162	140
Investments in associates	10	5%	10	10
Policyholders' investments	60	11%	54	50
Goodwill	11	(37%)	17	14
Deferred tax asset	24	(64%)	65	36
Net advances	4 728	5%	4 507	4 472
Gross advances	6 014	(4%)	6 272	6 129
Impairment provisions	(1 286)	(27%)	(1 765)	(1 657)
Other assets	104	(6%)	111	174
Taxation	5	(30%)	7	6
Statutory assets - bank and insurance	514	3%	498	490
Short-term deposits and cash	1 421	97%	723	1 944
Total assets	**7 000**	**14%**	**6 153**	**7 335**
Liabilities and equity				
Life fund reserve	87	3%	84	79
Subordinated loans	195	2%	191	193
Long-term loans and bonds	2 843	14%	2 490	3 524
Short-term money market funding	671	(3%)	694	544
Other liabilities	242	69%	143	156
Deferred tax liability	0	(100%)	11	12
Taxation	105	(30%)	149	183
Bank overdraft	0	(100%)	2	4
Total liabilities	4 143	10%	3 765	4 694
Ordinary shareholders' equity	2 374	(0%)	2 384	2 641
Preference shareholders' equity	483		0	0
Outside shareholders' equity	0	(100%)	4	0
Total equity (capital and reserves)	2 858	20%	2 388	2 641
Total liabilities and equity	**7 000**	**14%**	**6 153**	**7 335**

AFRICAN BANK LIMITED INCOME STATEMENT
for the 6 months ended 31 March 2005

R millions	Unaudited 6 months to 31 March 2005	Audited 12 months to 30 September 2004	Audited 12 months to 30 September 2003
Revenue			
Interest income on advances	1 291	2 254	1 745
Non-interest income	129	309	264
Dividends received from subsidiaries	0	173	130
Total revenue	1 420	2 736	2 139
Charge for bad and doubtful advances	(320)	(544)	(297)
Risk-adjusted revenue	1 100	2 192	1 842
Other interest income	72	110	144
Interest expense	(261)	(471)	(472)
Operating costs	(453)	(861)	(712)
Impairment of investment in subsidiaries	0	(195)	(143)
Net income before taxation	458	775	659
Indirect taxation: VAT and RSC	(19)	(52)	(34)
Direct taxation: STC	(26)	(53)	0
Direct taxation: SA Normal	(127)	(215)	(192)
Net income after taxation	286	455	433

AFRICAN BANK LIMITED BALANCE SHEET
as at 31 March 2005

R millions		Unaudited 31 March 2005	Audited 30 September 2004	Audited 30 September 2003
Assets				
Fixed assets		70	85	123
Investments in subsidiaries		241	241	436
Deferred tax asset		22	24	15
Net advances		4 681	4 358	4 140
	Gross advances	5 806	5 790	5 796
	Impairment provisions	(1 125)	(1 432)	(1 656)
Other assets		70	64	34
Statutory assets		279	259	231
Amounts owing by holding company and fellow subsidiaries		348	407	331
Short-term deposits and cash		1 201	1 762	1 098
Total assets		**6 912**	**7 200**	**6 408**
Liabilities and equity				
Subordinated loans		195	193	190
Long-term loans and bonds		2 790	3 520	2 394
Short-term money market funding		683	560	902
Other liabilities		208	215	126
Taxation		74	141	39
Amounts owing to holding company and fellow subsidiaries		757	442	237
Amounts owing to subsidiaries		237	237	432
Total liabilities		**4 944**	**5 308**	**4 320**
Ordinary shareholder's equity		1 968	1 892	2 088
Total equity (capital and reserves)		**1 968**	**1 892**	**2 088**
Total liabilities and equity		**6 912**	**7 200**	**6 408**

CAPITALISATION OF AFRICAN BANK LIMITED

The following table sets out the shareholders funds and long term liabilities, less cash funds available as extracted from the audited financial statements for the years ended 30 September 2003 and 30 September 2004 as well as the unaudited interim results for the 6 months ended 31 March 2005.

R millions	Unaudited 31 March 2005	Audited 30 September 2004	Audited 30 September 2003
Liabilities and equity			
Total equity (capital and reserves)	1 968	1 892	2 088
Total equity	**1 968**	**1 892**	**2 088**
Subordinated loans	195	193	190
Long-term loans and bonds	2 790	3 520	2 394
Short-term money market funding	683	560	902
Other liabilities	208	215	126
Taxation	74	141	39
Amounts owing to holding company and fellow subsidiaries	757	442	237
Amounts owing to subsidiaries	237	237	432
Total liabilities	**4 944**	**5 308**	**4 320**
Less cash funds available	(1 201)	(1 762)	(1 098)
Total liabilities and equity less cash funds	**5 711**	**5 438**	**5 310**
Equity to total	**34.5%**	**34.8%**	**39.3%**

BOARD OF DIRECTORS AND GROUP SECRTARY

Board of directors

A S Mabogoane (Chairman)

G Schachat (Deputy Chairman)*

L Kirkinis (CEO)*

J A de Ridder*

A Fourie*

D B Gibbon

B D Goba

A G Herselman*

J J Kekane

S A Levitt

M L D Marole*

R Naidoo

B J T Shongwe

T M Sokutu*

B P F Steele

G Z Steffens (German)

D F G Tembe (Mozambique)

A Tugendhaft

D F Woollam*

* Executive

Group Secretary

S Martin

USE OF PROCEEDS

The net proceeds of the proposed issue of Notes will be used for lengthening the liability duration of African Bank, the early redemption of shorter-dated maturing liabilities and to finance medium-term asset growth.

REPORT OF THE INDEPENDENT AUDITORS

We report in connection with the Supplement to the Programme Memorandum of African Bank Limited dated 18 August 2005.

This report is compiled in accordance with the listing requirements of the Bond Exchange of South Africa.

Deloitte & Touche have acted as auditors of African Bank Limited for the years ended 30 September 2002, 30 September 2003 and 30 September 2004.

We have audited the annual financial statements of African Bank Limited for these years, and have expressed unqualified opinions on these financial statements.

Deloitte & Touche

Chartered Accountants (SA)

Registered Accounts and Auditors

Johannesburg

18 August 2005

SOUTH AFRICAN TAXATION

The information contained below is intended to be a general guide to the relevant tax laws of the Republic of South Africa as at the date of this Supplement and is not intended as comprehensive advice and does not purport to describe all of the considerations that may be relevant to a prospective purchaser of Notes. Prospective purchasers of Notes should consult their own professional advisers in regard to the purchase of Notes and the tax implications thereof. Accordingly, the Issuer makes no representation and gives no warranty or undertaking, express or implied, and accepts no responsibility for the accuracy or completeness of the information contained in this paragraph. The information contained below sets out guidelines on the current position regarding South African taxation for taxpayers who hold the Notes as capital assets. Traders in these Notes should consult their own advisers.

Words used in this section shall have the same meanings as defined in the Terms and Conditions, unless they are defined in this section or this is clearly inappropriate from the context.

Stamp Duty and Uncertificated Securities Tax

In terms of the Stamp Duties Act, 1968, no stamp duty is payable on the issue or on the transfer of marketable securities qualifying as instruments as contemplated in section 24J of the Income Tax Act, 1962.

In terms of the Uncertificated Securities Tax Act, 1998, no uncertificated securities tax is payable on the issue or transfer of securities qualifying as instruments as contemplated in section 24J of the Income Tax Act, 1962.

Accordingly, as at the date of this Supplement, (i) no stamp duty (as contemplated in the Stamp Duties Act, 1968) is payable on the issue or on the transfer of the Notes, and (ii) no uncertificated securities tax (as contemplated in the Uncertificated Securities Tax Act, 1998) is payable on the issue or on the transfer of the Notes.

General

In general interest received on the Notes will be subject to income tax in the Republic of South Africa (the **"Republic"**). Certain entities may be exempt from the tax. Purchasers are advised to consult their own professional advisers as to whether the interest will be exempt or not. The amount of interest to be included in income, the position of non-residents and the capital gains tax consequences are examined below.

Interest for Purposes of Section 24J of the Income Tax Act

In terms of section 24J of the Income Tax Act, 1962 (as amended) (the **"Act"**), any discount or premium to the nominal value at which a Note is issued or acquired is treated as part of the interest income on the Note by the Revenue authorities. The Noteholder will be deemed to have accrued such interest income on a day-to-day basis until the Noteholder disposes of the Note or until maturity. This day-to-day basis is determined by calculating the yield to maturity and applying it to the capital involved for the relevant tax period. In practice the premium or discount is treated as interest for the purposes of the exemption under section 10(1)(h) of the Act.

Noteholders who are not Residents of the Common Monetary Area

In terms of section 10(1)(h) of the Act, interest received by or accruing to a Noteholder who is not a resident during any year of assessment is exempt from income tax, unless that person:

(a) is a natural person who was physically present in the Republic for a period exceeding 183 days in aggregate during that year of assessment; or

(b) at any time during that year of assessment carried on business through a permanent establishment in the Republic.

Capital Gains Tax

Capital gains and losses of residents on the disposal of Notes are subject to Capital Gains Tax. Any discount or premium on acquisition which has already been treated as interest will have been taxed or allowed as a deduction for income tax and it is anticipated that it will therefore not be taken into account when determining any capital gain or loss. In terms of section 24J(4A) of the Act a loss on disposal will, to the extent that it has previously been included in taxable income (as interest) be allowed as a deduction from the taxable income of the holder when it is incurred and accordingly will not give rise to a capital loss.

Capital Gains Tax in terms of the Eighth Schedule to the Act does not apply to assets such as Notes disposed of by a person who is not a resident unless the Note disposed of constitutes the asset of a permanent establishment of that person through which a trade is carried on in South Africa during the relevant year of assessment.

SUBSCRIPTION AND SALE

The Dealers have in terms of a Programme Agreement, as may be amended, supplemented or restated from time to time ("**the Programme Agreement**") dated 10 September 2001, agreed with the Issuer a basis upon which they or any of them may from time to time agree to subscribe for Notes or procure the subscription of Notes.

Republic of South Africa

Each Dealer has represented and agreed and each additional Dealer will be required to represent and agree that the offer of Notes for sale pursuant to the Programme shall comply with the provisions of the Companies Act, 1973 and the Banks Act, 1990 and regulations issued thereunder.

United States

The Notes have not been and will not be registered under the United States Securities Act of 1933 ("**the Securities Act**") and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the Securities Act. Terms used in this paragraph have the meanings given to them by Regulation S under the Securities Act.

Each Dealer has represented and agreed and each additional Dealer appointed under the Programme will be required to represent and agree that, except as permitted by the Programme Agreement, it will not offer, sell or deliver Notes within the United States or to, or for the account or benefit of. U.S. persons.

United Kingdom

Each Dealer has represented and agreed and each additional Dealer appointed under the Programme will be required to represent and agree that:

(a) in relation to Notes which have a maturity of one year or more, it has not offered or sold and, prior to the expiry of a period of six months from the Issue Date, will not offer or sell any such Notes to persons in the United Kingdom prior to the admission of such Notes to listing in accordance with Part VI of the Financial Services and Markets Act, 2000 ("**FSMA**") except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) of the FSMA does not apply to the Issuer; and

(c) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

General

Each Dealer has agreed and each additional Dealer appointed under the Programme will be required to agree that it will (to the best of its knowledge and belief) comply with all applicable securities laws and regulations in force in any jurisdiction in which it subscribes or procures the subscription of Notes, offers or sells Notes or possesses or distributes this Programme Memorandum and will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of Notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers or sales and neither the Issuer nor any other Dealer shall have any responsibility therefor.

Neither the Issuer nor any of the Dealers represents that Notes may at any time lawfully be sold in compliance with any applicable registration or other requirements in any jurisdiction, or pursuant to any exemption available thereunder or assumes any responsibility for facilitating such sale.

With regard to each Tranche, the relevant Dealer will be required to comply with such other or additional restrictions as the Issuer and the relevant Dealer shall agree and as shall be set out in the applicable Pricing Supplement.

GENERAL INFORMATION

Authorisation

All consents, approvals, authorisations or other orders of all regulatory authorities required by the Issuer under the laws of the Republic of South Africa have been given for the establishment of the Programme and the issue of Notes and for the Issuer, the Agent, Paying Agent and Calculation Agent to undertake and perform its obligations under the Programme Agreement, the Agency Agreement and the Notes.

Listing

The Programme has been approved by BESA. Notes to be issued under the Programme will be listed on BESA or its successor or such other or further exchanges as may be agreed between the Issuer and the relevant Dealer and approved by BESA or any successor exchange.

Documents Available

So long as Notes are capable of being issued under the Programme, copies of the following documents will, when published, be available from the registered office of the Issuer, from the specified office of the Agent for the time being in Johannesburg and on ABIL's website, www.africanbank.co.za:

(a) the most recently published annual financial statements of the Issuer in respect of the most recent two financial years;

(b) a copy of the Programme Memorandum (including the Supplements dated 11 September 2003 and 9 July 2004) and this Supplement;

(c) any future prospectuses, Programme Memoranda, supplementary listing particulars, information memoranda and supplements (including the Pricing Supplements in respect of listed Notes) to the Programme Memorandum and any other documents incorporated herein or therein by reference.

Clearing Systems

The Notes have been accepted for clearance through the Central Depository, which forms part of the BESA clearing system that is managed by STRATE Limited and may be accepted for clearance through any additional clearing system as may be agreed between BESA and the Issuer.

Settlement Agents

As at the date of this Supplement, the BESA-recognised Settlement Agents, who are also Central Depository Participants, are ABSA Bank Limited, FirstRand Bank Limited, Nedbank Limited, The South African Reserve Bank and The Standard Bank of South Africa Limited. Euroclear and Clearstream Luxembourg will settle offshore transfers through South African Settlement Agents.

Material Change

Save as disclosed in this Supplement, there has been no material adverse change in the financial or trading position of the Issuer and no material adverse change in the financial prospects of the Issuer since 30 September 2004.

Litigation

Save as disclosed herein, the Issuer is not (whether as defendant or otherwise) engaged in any legal, arbitration, administration or other proceedings, the results of which might have or have had a material effect on the financial position or the operations of the Issuer, nor is it aware of any such proceedings being threatened or pending.

Auditors

Deloitte & Touche have acted as the auditors of the financial statements of the Issuer for the financial years ended 30 September 2002, 30 September 2003 and 30 September 2004, in respect of those years, issued an unqualified audit report.

Non-South African Resident Noteholders and Emigrants from the Common Monetary Area

The information below is not intended as advice and it does not purport to describe all of the considerations that may be relevant to a prospective purchaser of Notes. Prospective purchasers of Notes that are non-South African residents or emigrants from the Common Monetary Area are urged to seek further professional advice in regard to the purchase of

Notes under the Programme, and, to the extent necessary, obtain Exchange Control Approval for the subscription or purchase of Notes.

Blocked Rand may be used for the purchase of Notes. Any amounts payable by the Issuer in respect of the Notes purchased with Blocked Rand may not, in terms of the Exchange Control Regulations, 1961, be remitted out of South Africa or paid into any non-South African bank account. For the purposes of this clause, Blocked Rand is defined as funds which may not be remitted out of South Africa or paid into a non-South African resident's bank account.

Emigrants from the Common Monetary Area

Any Individual Certificates issued to emigrant Noteholders, or where the emigrant holds Notes through the Central Depository, the securities accounts maintained for such emigrants by the Settlement Agents, will be restrictively endorsed and shall be deposited with an authorised foreign exchange dealer controlling such emigrant's blocked assets.

Any payments of interest or principal due to an emigrant Noteholder will be deposited into such emigrant's Blocked Rand account, as maintained by an authorised foreign exchange dealer.

Non-residents of the Common Monetary Area

Any Individual Certificates issued to Noteholders who are not resident in the Common Monetary Area will be endorsed "non-resident". In the event that Notes are held by a non-resident of the Common Monetary Area through the Central Depository and its relevant Settlement Agents, the securities account of such Noteholder will be designated as a "non-resident" account.

For the purposes of these paragraphs, the Common Monetary Area includes the Republic of South Africa, the Republic of Namibia and the Kingdoms of Lesotho and Swaziland.

ISSUER

African Bank Limited
59, 16th Street
Randjiespark
Midrand
1685
Contact: Mr D Woollam

ARRANGER

Nedbank Limited
acting through its division, Nedbank Capital
135 Rivonia Road
Sandown
Sandton
2196
Contact: Ms C Naidoo

LEAD MANAGERS

Nedbank Limited
acting through its division, Nedbank Capital
135 Rivonia Road
Sandown
Sandton
2196
Contact: Ms C Naidoo

FirstRand Bank Limited,
acting through its Rand Merchant Bank division
4 Merchant Place
Cnr Rivonia Road and Fredman Drive
Sandton
2196
Contact: Ms G Raine

DEALERS

ABSA Bank Limited
acting through its division
ABSA Corporate and Merchant Bank
3rd Floor
ABSA Towers East
170 Main Street
Johannesburg
2001
Contact: Mr T Kruger

Deutsche Bank AG,
Johannesburg Branch
3 Exchange Square
85 Maude Street
Sandton
2196
Contact: Mr D Woods

FirstRand Bank Limited,
acting through its Rand Merchant Bank division
4 Merchant Place
Cnr Rivonia Road and Fredman Drive
Sandton
2196
Contact: Ms G Raine

Nedbank Limited
acting through its division, Nedbank Capital
135 Rivonia Road
Sandown
Sandton
2196
Contact: Ms C Naidoo

The Standard Bank of South
Africa Limited
7th Floor
Standard Bank Centre
3 Simmonds Street
Johannesburg
2001
Contact: Mr A Pamphilon

AGENT

Ultra Registrars (Proprietary) Limited
11 Diagonal Street
Johannesburg
2001
Contact: Mr I Haniff

PAYING AND CALCULATION AGENT

African Bank Limited
59, 16th Street
Randjiespark
Midrand
1685
Contact: Mr D Woollam

LEGAL ADVISERS TO THE ISSUER

Deneys Reitz Incorporated
82 Maude Street
Sandton, 2196
South Africa
Contact: Ms S Gross

AUDITORS TO ISSUER

Deloitte & Touche
The Woodlands
Woodlands Drive
Woodmead
Sandton, 2196
Contact: Mr G Pinnock

SPONSORING MEMBER

Nedbank Limited
acting through its division, Nedbank Capital
135 Rivonia Road
Sandown
Sandton
2196
Contact: Ms C Naidoo

AFRICAN BANK INVESTMENTS LIMITED
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
(Share code: ABL)
(ISIN : ZAE000030060)
("ABIL")

DEALINGS BY DIRECTOR PERSUANT TO THE CONVERSION OF THE EXISTING EMPLOYEE SHARE OPTION SCHEME.

At a general meeting of shareholders held on 5 August 2005 shareholders approved certain mechanisms for the orderly wind down of the existing employee share option scheme in anticipation of the implementation of a new non-option based long-term incentive programme. ABIL advises that, in accordance with rules 3.63 to 3.66 of the Listings Requirements of the JSE Limited, it has been informed of the following dealings. It should be noted that in terms of the dealings disclosed below, all options exercised, purchased and subsequently sold had vested by 11 August 2005. In addition, after the transactions set out below, the director has elected to convert his remaining unvested options to the new cash settled long-term incentive programme in accordance with approvals obtained from shareholders.

Director	: Toni Fourie
Company	: ABIL
Office held	: Executive Director
Nature of transaction	: Exercise and delivery of vested options and subsequent sale of shares.
Number of options	: 540 000, with the following strike prices
	340 000 with a strike price of 482 cps
	200 000 with a strike price of 1038 cps
Selling Price	: 2137 cps
Date of transaction	: 17 August 2005
Total value of Sale Transaction:	R11 539 228
Security class	: Ordinary shares
Nature and extent of director's interest	: Direct Beneficial
Clearance	: The required clearance per rule 3.66 has been obtained

Midrand
19 August 2005
Sponsor
Deutsche Securities (SA) (Proprietary) Limited

AFRICAN BANK INVESTMENTS LIMITED
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
(Share code: ABL)
(ISIN : ZAE000030060)
("ABIL")

DEALINGS BY DIRECTORS AND COMPANY SECRETARY PERSUANT TO THE CONVERSION OF THE EXISTING EMPLOYEE SHARE OPTION SCHEME.

At a general meeting of shareholders held on 5 August 2005 shareholders approved certain mechanisms for the orderly wind down of the existing employee share option scheme in anticipation of the implementation of a new non-option based long-term incentive programme. ABIL advises that, in accordance with rules 3.63 to 3.66 of the Listings Requirements of the JSE Limited, it has been informed of the following dealings. It should be noted that in terms of the dealings disclosed below, all options exercised, purchased and subsequently sold had vested by 11 August 2005 and that some options purchased and held are subject to vesting restrictions, including sale of these shares until the original vesting dates. In addition, after the transactions set out below, the directors have elected to convert their remaining unvested options, if any, to the new cash settled long-term incentive programme in accordance with approvals obtained from shareholders.

Director : Leon Kirkinis
Company : ABIL
Office held : CEO

1) Nature of transaction : Delivery of shares in terms of options already exercised.
Number of shares : 2 780 000 shares with the following strike prices
600 000 with a strike price of 408 cps
180 000 with a strike price of 410 cps
2 000 000 with a strike price of 482 cps
Date of transaction : 12 August 2005
Vesting conditions : 1 160 000 shares have vested in terms of the option scheme and 1 620 000 shares are subject to restrictions on selling until the original vesting dates per the option grants have passed.
Total value of Transaction : R12 826 000
Security class : Ordinary shares
Nature and extent of director's interest : 2 180 000 shares - Indirect Beneficial
600 000 shares – Direct Beneficial
Clearance : The required clearance per rule 3.66 has been obtained

Director : Gordon Schachat

Company : ABIL
Office held : Executive Deputy Chairman

1) Nature of transaction : Delivery of shares in terms of options already exercised.
Number of shares : 2 380 000 shares with the following strike prices
600 000 with a strike price of 408 cps
180 000 with a strike price of 410 cps
1 600 000 with a strike price of 482 cps
Date of transaction : 12 August 2005
Vesting conditions : 1 060 000 shares have vested in terms of the option scheme and 1 320 000 shares are subject to restrictions on selling until the original vesting dates per the option grants have passed.
Total value of Transaction : R10 898 000
Security class : Ordinary shares
Nature and extent of director's interest : 1 780 000 shares - Indirect Beneficial
600 000 shares – Direct Beneficial
Clearance : The required clearance per rule 3.66 has been obtained

Director : David Woollam
Company : ABIL
Office held : Executive Director

1) Nature of transaction : Exercise and delivery of shares in terms of options granted.
Number of options : 900 000, with the following strike prices
500 000 with a strike price of 397 cps
400 000 with a strike price of 482 cps
Date of transaction : 12 and 15 August 2005
Vesting conditions : 700 000 shares have vested in terms of the option scheme and 200 000 shares are subject to restrictions on selling until the original vesting dates per the option grants have passed.
Total value of Transaction : R3 913 000
Security class : Ordinary shares
Nature and extent of director's interest : 900 000 shares – Direct Beneficial
Clearance : The required clearance per rule 3.66 has been obtained

2) Nature of transaction : Sale of shares.
Number of shares : 500 000
Selling Price : 2164 cps

Date of transaction	:	12 and 15 August 2005
Total value of Transaction	:	R10 820 000
Security class	:	Ordinary shares
Nature and extent of director's interest	:	Direct Beneficial
Clearance	:	The required clearance per rule 3.66 has been obtained

Director : Johan de Ridder
Company : ABIL
Office held : Executive Director

1)	Nature of transaction	:	Exercise and delivery of shares in terms of options granted.
	Number of options	:	1 120 000, with the following strike prices 800 000 with a strike price of 482 cps 200 000 with a strike price of 408 cps 120 000 with a strike price of 1038 cps
	Date of transaction	:	12 and 15 August 2005
	Vesting conditions	:	520 000 shares have vested in terms of the option scheme and 600 000 shares are subject to restrictions on selling until the original vesting dates per the option grants have passed.
	Total value of Transaction	:	R5 917 600
	Security class	:	Ordinary shares
	Nature and extent of director's interest	:	800 000 shares – Indirect Beneficial 320 000 share – Direct Beneficial
	Clearance	:	The required clearance per rule 3.66 has been obtained

2)	Nature of transaction	:	Sale of shares
	Number of shares	:	320 000
	Selling Price	:	2164 cps
	Date of transaction	:	12 and 15 August 2005
	Total value of Transaction	:	R6 924 800
	Security class	:	Ordinary shares
	Nature and extent of director's interest	:	Direct Beneficial
	Clearance	:	The required clearance per rule 3.66 has been obtained

Director : Tami Sokutu
Company : ABIL
Office held : Executive Director

1) Nature of transaction : Exercise and delivery of vested options and subsequent sale of shares.
Number of options : 1 000 000, with the following strike prices
400 000 with a strike price of 407 cps
600 000 with a strike price of 482 cps
Selling Price : 2164 cps
Date of transaction : 12 and 15 August 2005
Total value of Sale Transaction: R21 640 000
Security class : Ordinary shares
Nature and extent of director's interest : Direct Beneficial
Clearance : The required clearance per rule 3.66 has been obtained

Director : Dawn Marole
Company : ABIL
Office held : Executive Director

1) Nature of transaction : Exercise and delivery of vested options and subsequent sale of shares.
Number of options : 340 000, with a strike price of 573 cps
Selling Price : 2164 cps
Date of transaction : 12 and 15 August 2005
Total value of Sale Transaction: R7 357 600
Security class : Ordinary shares
Nature and extent of director's interest : Direct Beneficial
Clearance : The required clearance per rule 3.66 has been obtained

Director : Angus Herselman
Company : ABIL
Office held : Executive Director

1) Nature of transaction : Exercise and delivery of vested options and subsequent sale of shares.

Number of options	: 540 000, with the following strike prices 160 000 with a strike price of 408 cps 380 000 with a strike price of 482 cps
Selling Price	: 2164 cps
Date of transaction	: 12 and 15 August 2005
Total value of Sale Transaction:	R11 685 600
Security class	: Ordinary shares
Nature and extent of director's interest	: Direct Beneficial
Clearance	: The required clearance per rule 3.66 has been obtained

Company Secretary : Sarita Martin
Company : ABIL
Office held : Company Secretary

1)

Nature of transaction	: Exercise and delivery of vested options and subsequent sale of shares.
Number of options	: 89 226, with the following strike prices 19 226 with a strike price of 410 cps 70 000 with a strike price of 1038 cps
Selling Price	: 2164 cps
Date of transaction	: 12 August 2005
Total value of Sale Transaction:	R1 930 851
Security class	: Ordinary shares
Nature and extent of director's interest	: Direct Beneficial
Clearance	: The required clearance per rule 3.66 has been obtained

Midrand
16 August 2005
Sponsor
Deutsche Securities (SA) (Proprietary) Limited

RESULTS OF GENERAL MEETING AND PAYMENT OF SPECIAL DIVIDEND

05 August 2005

Shareholders are advised that, at the general meeting of the shareholders of ABIL held today, 5 August 2005, the resolutions to approve and implement, inter alia, the specific issue of shares for cash

African Bank Investments Limited
(Registration Number 1946/021193/06)
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
Ordinary Share Code : ABL ISIN : ZAE000030060
Preference Share Code : ABLP ISIN : ZAE000065215
("ABIL" or "the Company")

RESULTS OF GENERAL MEETING AND PAYMENT OF SPECIAL DIVIDEND

Shareholders are advised that, at the general meeting of the shareholders of ABIL held today, 5 August 2005, the resolutions to approve and implement, inter alia, the specific issue of shares for cash in terms of the black equity ownership programme, the proposed odd lot offer, changes to the employee share participation scheme and the amendments to the articles of association of the Company, as disclosed in the circular to shareholders dated 12 July 2005, were approved by the requisite majority of shareholders. In addition, the special resolutions have been lodged with and registered by the Registrar of Companies.

Accordingly, the conditions precedent in respect of the payment of the special dividend, being the approval of the specific issue of shares for cash in general meeting and registration of the special resolutions by the Registrar of Companies have been fulfilled.

Shareholders are accordingly advised of the salient dates relating to the payment of the special dividend of 70 cents per ordinary share as set out below:

Last day to trade cum the dividend Friday, 19 August 2005
Shares commence trading "ex" distribution Monday, 22 August 2005
Record date Friday, 26 August 2005
Payment date Monday, 29 August 2005

Share certificates may not be dematerialised or rematerialised between Monday, 22 August 2005 and Friday, 26 August 2005 both days inclusive.

Midrand
5 August 2005
Issued by Sponsor
Deutsche Securities (SA) (Pty) Limited

DETAILS AND SALIENT DATES RELATING TO THE EYOMHLABA
24 October 2005

Details and salient dates relating to the Eyomhlaba capital raising in terms of the ABIL black equity ownership programme

African Bank Investments Limited (Incorporated in the Republic of South Africa)(Registered bank controlling company)(Registration Number 1946/021193/06)Ordinary Share Code : ABL ISIN : ZAE000030060Preference Share Code : ABLP ISIN : ZAE000065215 ("ABIL" or "the Company")

Details and salient dates relating to the Eyomhlaba capital raising in terms of the ABIL black equity ownership programme

1. Introduction

As set out in the circular to ABIL shareholders dated 12 July 2005, a large group of black individuals, through a limited purpose vehicle, Eyomhlaba Investment Holdings Limited ("Eyomhlaba"), will acquire an initial shareholding of approximately 6.5% in ABIL.

ABIL and Eyomhlaba are pleased to announce that the Eyomhlaba capital raising in terms of the ABIL black equity ownership programme has commenced. Eyomhlaba has issued a prospectus in terms of which it wishes to raise approximately R76 million through the issue of 34 250 000 ordinary shares in Eyomhlaba.

The prospectus is available to all interested black persons who request a prospectus by calling 0860 225 233 (0860 ABL BEE) or by accessing the Eyomhlaba website at **www.eyomhlaba.co.za.** Once a person has requested a prospectus, a copy will be posted to him or her.

2. Salient dates and times

The salient dates and times in respect of the Eyomhlaba capital raising are set out below:

Prospectus posted from Monday 24 October 2005

Opening date of the offer at 9:00 on Monday 24 October

Application forms to subscribe for Eyomhlaba shares to be received by 17:00 on Wednesday 30 November

Closing date of the offer at 17:00 on Wednesday 30 November

Note:

Any reference to time is a reference to South African time.

Midrand
24 October 2005

Merchant bank, debt arranger, co-underwriter and sponsor
RMB Corporate Finance, a division of FirstRand Bank Limited

Co-underwriter
Barclays Bank Plc, South Africa branch

Attorneys
Prinsloo, Tindle & Andropoulos Inc

Tax advisors
Deloitte & Touche

AFRICAN BANK INVESTMENTS LIMITED
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
(Ordinary share code: ABL) (ISIN: ZAE000030060)
(Preference share code: ABLP) (ISIN: ZAE000065215)
("ABIL" or "the company")

TRADING STATEMENT IN RESPECT OF THE TWELVE MONTHS ENDED 30 SEPTEMBER 2005

In terms of the JSE Limited Listings Requirements, companies are required to publish a trading statement as soon as they become reasonably certain that the financial results for the period to be reported on next will be more than 20% different from that of the previous corresponding period.

ABIL's annual results for the twelve months to 30 September 2005 will be released on 14 November 2005. Indications are that headline earnings per share and earnings per share will be approximately 25% higher than the respective 161.6 cents and 160.3 cents per share reported for the year ended 30 September 2004.

ABIL announced in July 2005 that it was changing its long-term incentive programme from a vanilla share option scheme to a synthetic cash-settled long-term incentive plan (LTIP). In addition ABIL received shareholder approval on 5th August 2005 for the conversion of existing share options to facilitate the early wind-down of the option schemes. Investors are advised that the conversion process has now substantially been completed and that the number of share options outstanding has reduced from 41.3 million as at March 2005 to 3.1 million as at 30 September 2005.

As a result of the above, the fully diluted headline earnings per share and fully diluted earnings per share will be approximately 30% higher than the respective 155.7 cents and 154.5 cents per share reported for the year ended 30 September 2004. Following the conversion of existing options to LTIP's, a charge for the current year of R51 million before tax has been included under operating expenses, and this has been incorporated into the various earnings estimates reflected above.

The published annual results will contain full details of the new LTIP's including the conversion process and its impact on future results.

This forecast has not been reviewed and reported on by the company's auditors.

Midrand
18 October 2005

Sponsor

RAND MERCHANT BANK (A division of FirstRand Bank Limited)

CA-Ratings

PROFESSIONALS IN RISK ANALYSIS

FAX +27 11 442-4236 TEL +27 11 442-4230
PO BOX 87266 HOUGHTON 2041 SOUTH AFRICA

Press release

African Bank rating upgrade

30 September 2005
Contact person: Leon Claassen

Current credit ratings
Long-term: From **zaA-** to **zaA**
Outlook: **Stable**
Short-term: **zaA1**

CA-Ratings announces today that it has raised the long-term counterparty credit rating of African Bank from **zaA-** to **zaA** and has affirmed the short-term rating at **zaA1**. The rating outlook is **stable**.

African Bank is uniquely positioned in the unsecured personal loan market with a specific focus on formally employed emerging customers.

The ratings of African Bank are supported by the business model adapted by the bank to mitigate the risk of doing business in the higher risk unsecured segment of the lending market. Its underwriting policies and criteria as well as the management of the collection process, coupled with innovative risk management systems control the credit risk of the bank.

The bank's tight focus on operating expenses and risk segmentation of customers, that have positively influenced the interest margins, underpin the profitability of the bank. The solvency risk is managed through its high capital adequacy relative to that of other banks and the liquidity is assured through relatively high levels of immediately available cash and other short-term liquid assets. Long-term funding sources such as loans and bonds that match or exceed the maturity profile of its loans, reduce the asset and liability maturity mismatch that is normally present in a banking operation.

The general improvement in the credit market supported by lower inflation and interest rates as well as increased responsibility on the part of the borrowers in their personal financial management, is slowly increasing the quality of African Bank's lending portfolio.

African Bank has adopted a proactive and co-operative approach to the new National Consumer Credit Bill and has already implemented most of the envisaged new regulations that would stem from the promulgation of this new piece of legislation. The impact of the new legislation is therefore considered manageable by the bank unless the final regulations deviate materially from that expected at present.

-o0o-

African Bank Investments Limited
(Registration Number 1946/021193/06)
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
Ordinary Share Code: ABL ISIN : ZAE000030060
Preference Share Code: ABLP ISIN : ZAE000065215
("ABIL" or "the Company")

ABIL ACQUIRES REMAINING 50% OF TEBA CREDIT (PROPRIETARY) LIMITED FROM TEBA BANK LIMITED

1. Introduction
ABIL announce that its wholly-owned subsidiary, Theta Investments Limited, has entered into an agreement to acquire the remaining 50% of TEBA Credit (Pty) Limited ("TEBA Credit") from TEBA Bank Limited ("TEBA Bank"), subject to the fulfilment of certain conditions precedent, as detailed below.

2. The acquisition
TEBA Credit was a joint venture established in 2000 between the ABIL Group and TEBA Bank to provide unsecured personal loans to employees in the mining community. It has been agreed to dissolve the joint venture, in order to allow the two groups to provide financial services to the mining community independently of each other and to concentrate on their respective core strategic focuses.

3. Salient features
The purchase price of the transaction is an amount equal to 50% of the net asset value of TEBA Credit as at 28 February 2005 plus R20 million. The effect of the transaction will be to increase gross advances by R165 million and impairment provisions by R23 million.

In addition, the agreement contains the following operational terms:

- TEBA Credit will have the right to continue to operate from those outlets, which were previously run for and on behalf of TEBA Credit by TEBA Bank;
- TEBA Credit will continue to utilise TEBA Bank's TSDN system as its primary collection platform;
- after a pre-determined period from completion, neither party may use the brand name "TEBA Credit" for the provision of unsecured personal loans; and
- TEBA Bank will be entitled to compete freely in the provision of financial services to employees in the mining community.

It is the intention of the ABIL Group to divisionalise the TEBA Credit business into African Bank, subject to regulatory approval, and to operate the business under the African Bank Miners Credit brand.

The completion date of the transaction will be the date on which the conditions precedent are fulfilled, and this is expected to be before the end of September 2005.

4. Conditions Precedent
The implementation of the agreement is subject to the following suspensive conditions, namely:
- the approval of the Registrar of Banks; and
- the requisite approval in terms of the Competition Act.

5. Financial effects
The acquisition will not have a significant effect on the financial position of the ABIL Group and as a result the financial effects have not been disclosed.

Johannesburg
9 September 2005

Merchant bank and sponsor
RAND MERCHANT BANK (A division of FirstRand Bank Limited)

Attorneys
Prinsloo, Tindle & Andropoulos Inc

AFRICAN BANK INVESTMENTS LIMITED
EXEMPTION NO: 082-34828

African Bank Investments Limited
(Registration Number 1946/021193/06)
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
Ordinary Share Code: ABL ISIN : ZAE000030060
Preference Share Code: ABLP ISIN : ZAE000065215
("ABIL" or "the Company")

AFRICAN BANK DISPOSES OF COMMERCIAL VEHICLE FINANCE

1. Introduction
ABIL announces that its wholly-owned subsidiary, African Bank Limited ("African Bank"), has entered into an agreement to dispose of the business of its Commercial Vehicle Finance Division as a going concern to SA Taxi Finance (Proprietary) Limited ("SA Taxi Finance"), subject to the fulfilment of certain conditions precedent, as detailed below.

2. The Disposal
The Commercial Vehicle Finance division of African Bank provides finance for new taxis and arranges insurance products for those vehicles.

The Commercial Vehicle Finance business, whilst profitable and growing steadily, has not yet achieved critical mass nor is the business core to the strategic focus of the ABIL group. In addition, the taxi industry, in which this business operates, is going through a transformation process and as a consequence, the business requires intense additional management focus and capital investment.

SA Taxi Finance has been established for the sole purpose of acquiring the Commercial Vehicle Finance business. The shareholders of SA Taxi Finance are indirectly, Roberto Rossi, Michael Mendelowitz and Jonathan Jawno, all former directors of subsidiaries within the ABIL Group, and David Hurwitz.

The disposal of the Commercial Vehicle Finance division is regarded as a related party transaction in terms of the JSE Listings Requirements and as a result an opinion from an independent expert as to the fairness and reasonableness of the disposal is required in terms of the JSE Listings Requirements. Deloitte, the independent expert, has considered the terms of the disposal and is of the opinion that it is fair and reasonable, and has advised the company. The fair and reasonable statement is available for inspection at the Company's registered office.

3. Salient Features
The effective date of the disposal will be the first business day of the next month, following the month in which the last of the conditions precedent to the disposal is fulfilled.

The purchase price for the disposal will be the aggregate of the adjusted net asset value of the business at the effective date and an amount of R45 million, and such purchase price will be paid in cash. The adjusted net asset value of the business as at 31 March 2005 was R210 million.

As part of the transaction, African Bank is to lend to several shareholders of the acquirer R25 million which will in turn be used to further capitalise SA Taxi Finance. The loan will bear interest at 1% below the prime interest rate and is repayable, at the latest, on 1 January 2012.

African Bank has also negotiated a pre-emptive right and an option to repurchase the business of SA Taxi Finance under certain circumstances over a 6-year period at a market related price to be determined at such time.

4. Conditions Precedent

The implementation of the disposal is subject to the fulfilment of the following conditions precedent:

a. the necessary regulatory approvals being obtained; and
b. the disposal being approved by the Competition Authorities of South Africa.

5. Financial effects

The disposal of the Commercial Vehicle Finance division will not have a significant effect on the financial position of the ABIL Group and as a result the financial effects have not been disclosed.

Johannesburg
7 September 2005

Merchant bank and sponsor
RAND MERCHANT BANK (A division of FirstRand Bank Limited)

Attorneys
Prinsloo, Tindle & Andropoulos Inc

AFRICAN BANK INVESTMENTS LIMITED
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
(Share code: ABL)
(ISIN: ZAE000030060)
("ABIL")

DEALINGS BY DIRECTORS

ABIL advises that, in accordance with the Listings Requirements of the JSE Limited, it has been informed of the following dealing by a director:

Director	Leon Kirkinis
Company	ABIL
Office held	CEO
Nature of transaction	Sale of shares held as an indirect beneficiary in a family trust to a development trust of which Leon Kirkinis will be an indirect capital beneficiary
Number of shares	554 000
Selling and purchase price	2061 cps
Dates of transactions	31 August 2005
Total value of transaction	R11 417 940
Security class	Ordinary shares
Nature and extent of director's interest	Indirect Beneficial to Indirect Capital Beneficial
Clearance obtained	Yes

Midrand
1 September 2005

Sponsor
RAND MERCHANT BANK (A division of FirstRand Bank Limited)

AFRICAN BANK INVESTMENTS LIMITED
EXEMPTION NO: 082-34828

African Bank Investments Limited
(Registration Number 1946/021193/06)
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
Ordinary Share Code : ABL ISIN : ZAE000030060
Preference Share Code : ABLP ISIN : ZAE000065215
("ABIL" or "the Company")

ABIL RAISES R800 MILLION IN LONG-TERM FUNDING THROUGH DMTN PROGRAMME

ABIL announces that its major subsidiary, African Bank Limited, has successfully raised R500 million in long-term debt funding through the private placement of a new bond (ABL4) out of its existing DMTN programme. The ABL4 bond has a 5-year maturity, ranks as senior unsecured long-term debt and was issued with a 9% semi-annual coupon. The issue pricing was set at 150 basis points over the R153 government benchmark bond, which compares favourably to the 215 basis point spread for previous African Bank bond issued (ABL3 with a 3-year maturity) in July 2004. The private placement was initiated and arranged by Futuregrowth Asset Management and Rand Merchant Bank (a division of FirstRand Bank Ltd), and was also participated in by Old Mutual Specialised Finance.

Futuregrowth (on behalf of its client portfolios) and Rand Merchant Bank have further underwritten an additional R300 million issue of the ABL4 bond, also priced at 150 basis points above the R153 bond on the date of drawdown.

This was the 4th successful issue of bonds under African Bank's domestic medium-term note programme (arranged by Nedbank Capital) since it was created in 2001. Under the terms of the programme, up to R3.5 billion of bonds may be outstanding at any point in time, and all the notes are listed on the Bond Exchange of South Africa. To date, African Bank has issued R3.5 billion in notes, of which R2.5 billion are still outstanding. The R1 billion ABL1 bond matured in February 2005.

ABIL financial director David Woollam said "The bond was issued to lengthen the funding profile of the bank and to finance medium-term asset growth. We are pleased that the confidence of the debt market in the business of African Bank is demonstrated in both the reduced credit spread of this bond as well the increased term from 3 years for previous bonds to 5 years for the ABL4".

Sandton
22 August 2005

Sponsor
Deutsche Securities (SA) (Proprietary) Limited